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FUEL-TECH N.V.

our people



Net Sales > > >
(dollars in thousands)

2001 17,672
2000 21,906

Diluted Earnings per Share > > >
(in dollars)

2001 (0.09)
2000 0.02

Operating Income > > >
(dollars in thousands)

2001 (1,197)
2000 244

A Leader in...

Post-Combustion NOx Control Systems, Customized Fuel and Fireside Treatment Technologies, and Visualization Software for Computational Fluid Dynamics (CFD) Model Users.

Financial Highlights:

>Net sales increased 85% >Net income grew $4.7 million >Net cash flow from operations jumped 46% >Working capital increased 57%

Fuel-Tech N.V. Financial Overview

For the years ended December 31	2002	2001	2000	1999	1998
(in thousands of U.S. dollars, except share data)					
Statement of Operations					
Net sales	$32,627	$17,672	$21,906	$33,325	$25,864
Selling, general and administrative and other costs and expenses	11,687	9,873	9,305	9,691	8,927
Net income (loss)	3,057	(1,633)	415	3,008	539
Basic income (loss) per common share	$ 0.16	$ (0.09)	$ 0.02	$ 0.17	$ 0.03
Diluted income (loss) per common share	$ 0.14	$ (0.09)	$ 0.02	$ 0.16	$ 0.03
Weighted-average basic shares outstanding	19,350,000	18,592,000	18,396,000	17,752,000	15,680,000
Weighted-average diluted shares outstanding	22,437,000	18,592,000	19,621,000	19,335,000	17,437,000
At December 31					
Balance Sheet Data					
Working capital	$13,947	$ 8,861	$12,542	$12,126	$ 9,047
Total assets	25,869	20,328	23,089	24,464	19,153
Total liabilities	9,064	7,193	8,522	10,773	8,837
Shareholders' equity	16,805	13,135	14,567	13,691	10,316
Net tangible book value per share	$ 0.64	$ 0.56	$ 0.59	$ 0.52	$ 0.45

On the cover – [illegible] Dougherty: Director, Marketing & Sales [illegible]inistratio[illegible] [illegible]on Control
Background [illegible] are CFD flow visualizations from the ACU[illegible]V™ softwa[illegible] pack[illegible]

Ralph Bailey

Steve Argabright

Doug Bailey



Dear Shareholders,

Despite the considerable challenges facing the utility industry, we are pleased to report that in 2002, we experienced significant growth, increased market penetration and improved results. These results are reflected in the past year's performance and are indicative of our continued commitment to provide long-term value and growth to our shareholders.

In 2002, we reported sales of $32.6 million, compared with $17.7 million in 2001. Net income for the year was $3.1 million, or $0.14 per diluted share, compared with a net loss of $1.6 million, or a loss of $0.09 per diluted share in 2001. We ended the year with a strong balance sheet and $11 million in cash, providing us with the operating leverage to meet the increasing demand for our technologies in 2003 and beyond.

During the year, growth was primarily driven by an increase in air pollution control revenues. With the litigation surrounding the State Implementation Plan (SIP) Call behind us, and a May 2004 compliance deadline requiring significant NOx emission reductions from utility and industrial units, we are well positioned to benefit from the opportunities available. We continue to further penetrate the NOx reduction market by adding new customers and by converting orders for design engineering services into full contracts for our NOxOUT® systems.

Although the current financial situation affecting utilities has caused them to delay capital expenditures, we are pleased to announce that our air pollution control business performed well, up 145% from last year. Looking forward, we expect these revenues to continue to grow through 2006, beyond the deadline for the SIP Call, as utilities, under significant financial constraints, look for low-capital solutions to reduce NOx. Recent cancellations of Selective Catalytic Reduction systems (SCRs), a capital-intensive competing technology, coupled with utilities' delay in capital commitments has caused increased pricing pressure on the NOx allowance trading market, making purchasing allowances as a means of compliance a less financially attractive alternative. With these new dynamics in play, we are marketing our technology on a return on investment basis, in which a customer's investment can be recovered in a short period of time by selling excess allowances generated. We are very encouraged about this new marketing opportunity, and already are in late-stage discussions with several utilities.

During the year, several factors impacted our FUEL CHEM® revenues causing them to fall short of expectations. First, high oil prices and political uncertainties in the Middle East caused some customers who burn oil to switch to gas. Second, a large coal-fired utility customer's quality of coal from their primary source improved, temporarily alleviating the need for our process. We view these issues as a temporary setback, and expect these to reverse in 2003. Lastly, the economic state faced by the utilities has caused the industry to cut back on capital spending for new technologies. Our experienced sales force is addressing this situation and working hard to show our customers the high returns on investment that our FUEL CHEM technology can achieve.

We continue to be optimistic about the prospects for our FUEL CHEM business. Highlighted by our patented Targeted In-Furnace Injection (TIFI) technology, this product line is gaining increased recognition as one of the most efficient and cost-effective methods for controlling slagging and fouling in boilers burning a variety of fuels. We are pleased by the results generated by this technology, as our customers have realized returns on investments of over 500%. Throughout the year, our FUEL CHEM team remained focused on reaching a greater number of potential customers, especially owners of coal-fired boilers, which represent a large unsold market with great opportunities. During the year, we strengthened our U.S. sales force and we are planning to penetrate the very large market in Mexico.

To further broaden our reach, we initiated talks regarding possible joint marketing relationships with several major coal suppliers and companies involved in boiler cleaning and ash removal. These relationships present an opportunity to realize new synergies, and we are pleased to report that thus far we have had positive discussions that we anticipate will lead to new partnerships.

Achievements:

Much was accomplished in 2002. During the year, we experienced record bookings, in excess of $24 million, for the installation of our NOx reduction systems. We also received our largest sale ever — a single utility contract for $10 million — for the turnkey installation of our NOxOUT process, a state-of-the-art NOx reduction technology. We successfully introduced our NOxOUT ULTRA® product, with a demonstration on a gas-fired unit and sales on two gas-fired turbines and one coal-fired unit, proving the commercial viability of our process against our competitors. In addition, we formed a strategic alliance with a large Western utility for the use of our TIFI technology for controlling slagging and fouling in boilers. We are pleased to be chosen as their partner, and view their commitment to use our technology as a strong endorsement.

Additionally, we made good progress in 2002 in strengthening our international presence. We executed a Memorandum of Understanding with a major architectural and engineering firm in Italy for our NOxOUT ULTRA process and received our first FUEL CHEM order from China. We also had significant new FUEL CHEM business in the Caribbean, using a new hybrid technology for which we have applied for a patent. Interest in our FUEL CHEM technologies continues to grow in Europe and Asia, particularly in western Europe where there is an increased interest in our TIFI technology on coal-fired units. We are very pleased with our progress overseas and anticipate increased penetration of our FUEL CHEM and NOxOUT ULTRA technologies in 2003 and beyond.

We also made significant progress in our ACUITIV™ (formerly Virtual Vantage™) business during the past year. The ACUITIV product is based on internally developed software for the virtual reality-based visualization of complex Computational Fluid Dynamics (CFD) modeling data. While we have long used this advanced technology in our air pollution control and FUEL CHEM businesses, we leveraged our existing infrastructure and commercialized the product during the year. Recently, we upgraded the software, making it available for use with Windows 2000, in addition to UNIX and Linux operating systems, as well as on a laptop. This was a significant accomplishment as we were the first to deliver to market a visualization solution software product that meets this requirement. Looking forward, we expect increased penetration in our target markets as we continue to grow the business, as well as look for alliances and strategic partnerships to broaden our opportunities.

During the year, we were also pleased that our shares qualified to move from the Nasdaq Small Cap Market to the Nasdaq National Market. This move represented an important milestone in our efforts to increase shareholder value by broadening our exposure to the investment community. Additionally, at the December Board Meeting, Douglas Bailey, President and CEO of American Bailey Corporation, was elected Deputy Chairman of Fuel-Tech N.V.

Conclusion:

Our strong performance during the past year is a credit to the hard work and dedication of our employees. They are our greatest asset and the key to our success, and will continue to fuel our growth in the future. This unique and talented team, whose interests are aligned with the shareholders, is focused on building a company of increasing value. Our willingness and ability to overcome, at times, seemingly overwhelming challenges has been demonstrated, and we remain focused on building an enterprise in which we can all take pride.

We thank you for your continued support.

Sincerely,



Ralph E. Bailey,
Chairman and Chief Executive Officer



Douglas G. Bailey,
Deputy Chairman



Steven C. Argabright,
President and Chief Operating Officer

"Building shareholder value is our primary focus. We are committed to providing long-term value and growth to our shareholders."

Tracy Krumme: Director, Investor Relations



"Fuel Tech's culture inspires us to come up with new ideas. Management fosters creativity and motivates us to think outside of the box."

Dr. William Sun: Vice President, Engineering & Technology



"I'm excited to be part of the ACUITIV development team. We have delivered a unique and powerful visualization solution that sets us apart from our competitors."

Dr. Karen Chess: Manager, Applied Computing



Effective
30–70%
NOx Reduction

Low All-In Capital Cost
$5–30
Per Kilowatt

REGULATORY DRIVEN BUSINESS

Fuel Tech is a leader in air pollution control technologies, and has developed an impressive line of patented, state-of-the-art processes based on those technologies. The Company's nitrogen oxide (NOx) reduction systems are installed on over 300 units around the world.


2008?
Clear Skies
Initiative
West Region
2008?
Clear Skies
Initiative
East Region
2004
SIP Call
2003
SIP Call

Regulatory impact on business moving forward

NOxOUT® Technologies

Given current market conditions and the requirement for significant NOx reductions by May 2004 under the State Implementation Plan (SIP) Call, we are pleased that we are in a position to offer utilities and industrial facilities cost-effective, low-capital solutions that allow them to achieve a low cost per ton of NOx removed. We remain focused on building our position as a leading provider of NOx reduction systems.

New Marketing Opportunity...Return on Investment (ROI) Sale

The current market, including the cancellations of high capital cost Selective Catalytic Reduction (SCR) projects and the current increase in price of NOx allowances, has created an opportunity for us to sell our technologies on an ROI basis. As NOx allowance prices increase, purchasing allowances as a means of compliance will be a less financially attractive alternative. As a result, we see an opportunity to supply NOxOUT systems as a cost-effective option compared with going to the NOx allowance market. Using this ROI approach, customers can in many cases recoup their capital investment within two to three years by selling surplus credits or allowances generated. Fuel Tech offers to deploy permanent NOxOUT systems with this approach, as well as temporary systems to alleviate NOx allowance shortages for the customer in the short term.

Latest NOx Reduction Development...NOxOUT ULTRA®

NOxOUT ULTRA, which is complementary to the Company's broad offering of superior NOx reduction technologies, provides for the safe and cost-effective conversion of urea to ammonia on site for use as a reagent in the selective catalytic reduction of NOx. Especially important is the technology's ability to undertake the conversion process on site, effectively eliminating the transport and storage of ammonia, a hazardous substance. During the year, we successfully introduced and commercialized the technology, resulting in a demonstration on a gas-fired turbine, as well as sales on two gas-fired turbines and a large pulverized coal-fired utility boiler. We are pleased to have penetrated both markets and are confident that our proprietary technology is well suited to take advantage of the opportunities in this large segment. With significant interest both domestically and abroad, we will continue to aggressively market this process.

Future Regulations and Prospects

The SIP Call, which affects utilities and large industrial units in 19 states, calls for significant NOx reductions of 85% from 1990 levels by the mandated May 31, 2004 deadline. Given the current financial situation affecting utilities, which has caused them to delay capital expenditures, we expect our business and revenues to grow through 2006 as utilities look for low-capital solutions to reduce NOx. In addition, prospects for new regulations west of the SIP Call region will be framed by President Bush's Clear Skies Initiative or a similar legislation, which should be implemented before the end of the decade, creating the need for NOx reductions in the remainder of the United States. These regulations, as well as additional international regulations, should have a significant positive impact on our business, through at least the middle of the next decade.



Vince Albanese
Senior Vice President, Air Pollution Control

Potential to Develop ROI of
500%

Domestic Market Opportunity of
$200M

NON-REGULATORY DRIVEN BUSINESS

FUEL CHEM offers customized fuel and fireside treatment programs to keep boilers and furnaces operating more efficiently and reliably. Our unique technologies are designed to provide slag and corrosion control, enhance combustion and reduce opacity.

Types of coal
burned by region



Central Southern Appalachia
Illinois Basin
Northern Appalachia
Powder River Basin
Rocky Mountain West
Other Regions

FUEL CHEM sales team is poised to
penetrate the entire utility coal market

Patented Targeted In-Furnace Injection (TIFI) Technology
Fuel Tech's TIFI program utilizes advanced Computational Fluid Dynamics (CFD) modeling techniques to ensure that active chemicals reach problem areas, thereby significantly reducing or eliminating slagging and corrosion concerns. Historically, these concerns have created multiple problems for utilities that include the following: loss of efficiency and power production, derating, extremely high soot-blowing requirements, tube erosion, boiler damage due to falling slag, difficult cleanings, and furnace fouling that can result in costly shutdowns. By utilizing Fuel Tech's TIFI technology, utility companies can maintain cleaner furnace conditions even as higher percentages of less expensive, lower-grade fuels are utilized at their power plants. Using this technology, utility companies can also achieve a substantial return on their investment over a short period of time.

Continued Penetration of Coal-Fired Electric Utility Industry
Our goal is to continue to focus on enhancing our presence in important market segments, especially among the coal-fired electric utility industry, the largest opportunity for growth. Over the next three to five years, it is expected that the size of the market for Powder River Basin and other western coals will increase, thereby increasing the demand for our technologies.

To that end, Fuel Tech continues to take necessary steps to capitalize on the meaningful growth opportunities that exist. Even in difficult market conditions, we have invested money in order to grow the business. We expanded the sales force and hired four new sales people with a combined 75 years of boiler-related experience. We continue to be a long-standing member of the American Coal Council and present technical papers on our technology at various conferences. More importantly, we have been exploring relationships with coal companies and other organizations that would significantly lower the barriers to entry in this market. Strong synergies exist here, and strategic partnerships would benefit both parties.

Significant interest exists overseas, and we have been successful in turning that interest into orders. During the year, we received a purchase order for our design engineering services for a coal-fired utility in Italy, and we received our first major FUEL CHEM order for the treatment of heavy fuel oil-fired combustion turbines in China. Additionally, significant opportunities exist in Mexico, and we have prioritized our efforts to enter that market as soon as possible.

The positive results from these actions, coupled with our enhanced sales and marketing initiatives, should lead to impressive growth in the years ahead as we anticipate announcing a meaningful number of contracts in the near future.



Steve Brady
Senior Vice President, Fuel Chemicals Sales & Marketing

Goal
Become Dominant Player
in Visualization Software Market

World-Wide CFD
Visualization Market Opportunity
$60M

EMERGING BUSINESS

Formerly Virtual Vantage, ACUITIV software is used for the visualization of Computational Fluid Dynamics (CFD) datasets. The software allows users to get the most out of their 3D visualization software, resulting in more effective decision making and an accelerated return on investment.


Defense
Automotive
Aerospace
ACUITIV
Energy
Chemical
Medical

Acuity (uh-KYOO-it-tee): Acuteness of perception or vision; sharpness.
Intuitive (in-tu-i-tiv): Seeing clearly;
as, easily understood; intuitive vision or understanding.

A Truly Interactive 3D World Built by Industry Experts

The visualization of Computational Fluid Dynamics (CFD) datasets is a powerful tool for problem solving, engineering design, and communication of results to decision makers and non-CFD experts. Visualization is emerging as a key technology to support scientific, medical and industrial advancements in the twenty-first century. No other technology offers more potential for perfecting processes, improving products, reducing design-to-manufacturing cycle time, and reducing overall development costs.

As a company, Fuel Tech was one of the first to embrace virtual reality as a practical engineering design tool. Without a powerful visualization tool like ACUITIV software, it is often difficult to recognize the existence of problems or inefficiencies. The ACUITIV approach makes it possible to gain a quick, intuitive understanding of the critical flow, pressure, temperature, and species parameters that are driving a process in a matter of minutes. Unlike traditional products, ACUITIV software envelopes the operator in the 3D space completely. There is no need to exit the 3D environment to change parameters or viewpoints. Users can move into their data and view it from a first-person perspective to reap the benefits expected from a visualization tool.

Recent Developments

Commercialized and upgraded in 2002, the ACUITIV software is available for use with Windows 2000, UNIX and LINUX operating systems. The product works the same on all platforms, from a laptop or desktop to the most sophisticated immersive display environments, with no need for custom programming. This is a significant accomplishment as ACUITIV is the first visualization software product to meet this requirement. Going forward, it is our goal to continue to listen to our customer base and further develop the product with features and functions requested.

Increased Penetration in Markets Served

We look to increase our worldwide penetration in the automotive, aerospace, energy, defense, chemical and medical industries. There is a large unsold market available, which we have the ability to tap. Significant interest has been generated abroad, and we have hired a distributor to cover Germany, Austria, Switzerland, Netherlands and Luxembourg. We will continue to form strategic alliances and look for partnerships to further our growth.



Bill Panepinto
General Manager, Software Products

"Fuel Tech has tight financial controls in place. We have a strong balance sheet and a low-capital, high margin business."

Vince Arnone: Financial Director & Controller



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended: December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from________________to______________

Commission File No. 000-21724

FUEL-TECH N.V.

(Exact name of registrant as specified in its charter)

Netherlands Antilles	N/A
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification Number)
Fuel-Tech N.V.	Fuel Tech, Inc.
(Registrant)	(U.S. Operating Subsidiary)
Castorweg 22-24	Suite 703, 300 Atlantic Street
Curaçao, Netherlands Antilles	Stamford, CT 06901
(599) 9-461-3754	(203) 425-9830

(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock $0.01 par value per share	The Nasdaq Stock Market, Inc.
(Title of Class)	(Name of Exchange on Which Registered)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes_X__ No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 under the Securities Exchange Act of 1934). Yes_X__ No__

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the average bid and asked prices of June 28, 2002 was $95,271,000. The aggregate market value of the voting stock held by non-affiliates of the registrant based on the average bid and asked prices of March 3, 2003 was $52,005,000.

Indicate number of shares outstanding of each of the registered classes of Common Stock at March 3, 2003: 19,680,432 shares of Common Stock, $0.01 par value.

Documents incorporated by reference:

Certain portions of the Proxy Statement for the annual meeting of stockholders to be held in 2003 are incorporated by reference in Parts II, III, and IV hereof.

TABLE OF CONTENTS

TABLE OF DEFINED TERMS

Term	Definition
ABC	American Bailey Corporation
AES	Advanced Engineering Services
CAAA	Clean Air Act Amendments of 1990
CDT	Clean Diesel Technologies, Inc.
CFD	Computational Fluid Dynamics
Common Shares	Shares of the common stock of Fuel Tech
EPRI	Electric Power Research Institute
FTI	Fuel Tech, Inc.
FUEL CHEM®	FTI's fuel and flue gas treatment processes, including its Targeted-In-Furnace-Injection programs for slagging, fouling and corrosion control and plume abatement
Fuel Tech	Fuel-Tech N.V. and its subsidiaries and affiliates
Investors	The purchasers of Fuel Tech securities pursuant to a Securities Purchase Agreement as of March 23, 1998
Loan Notes	Nil Coupon Non-redeemable Convertible Unsecured Loan Notes of Fuel Tech
NOx	Oxides of nitrogen
NOxOUT CASCADE®	Combination of NOxOUT and SCR
NOxOUT® Process	Fuel Tech's SNCR process for the reduction of NOx
NOxOUT SCR®	Urea used as a catalyst reagent
Rich Reagent Injection Technology (RRI)	An SNCR-type process that broadens the NOx reduction capability of the NOxOUT Process at a cost similar to NOxOUT. RRI can also be applied on a stand-alone basis.
SCR	Selective Catalytic Reduction
SIP Call	State Implementation Plan Rulemaking Procedure
SNCR	Selective Non-Catalytic Reduction
NOxOUT ULTRA®	Fuel Tech's process for generating ammonia for use as SCR reagent
ACUITIV™	Fuel Tech's advanced visualization services, formerly referred to as Virtual Vantage

Fuel-Tech N.V. Subsidiaries and Affiliates

December 31, 2002


FTNV
Netherlands
Antilles
49%
FTCS
Germany
100%
FTI
Massachusetts
100%
PPI
Delaware
15%
CDT
Delaware
100%
100%
100%
100%
FTJL
Jamaica
FTL
Canada
HOLDINGS
Netherlands
Antilles
Srl Italy
100%
BV
Netherlands
100%
GmbH
Germany
FTNV - Fuel-Tech N.V.
FTI - Fuel Tech, Inc.
Holdings - Fuel Tech Holdings N.V.
BV - Fuel Tech BV
GmbH - Fuel Tech GmbH
FTL - Fuel Tech Targeted Injection Chemicals Ltd.
FTJL - Fuel Tech Jamaica Limited
Srl - Fuel Tech Srl
PPI - Platinum Plus, Inc.
CDT - Clean Diesel Technologies, Inc.
FTCS - Fuel Tech CS GmbH

PART I

Forward Looking Statements

Statements in this Form 10-K which are not historical facts, so-called "forward-looking statements," are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those detailed in Fuel Tech's filings with the Securities and Exchange Commission. See "Risk Factors of the Business" in Item 1 and also Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 1. BUSINESS

Fuel Tech

Fuel-Tech N.V., including its subsidiaries ("Fuel Tech"), is a technology company active in the air pollution control and specialty chemical businesses through its wholly owned subsidiary Fuel Tech, Inc. ("FTI"). Fuel-Tech N.V., incorporated in 1987 under the laws of the Netherlands Antilles, is registered at Castorweg 22-24 in Curacao under No. 1334/N.V.

Fuel Tech, Inc.

FTI's special focus is the worldwide marketing of its nitrogen oxide ("NOx") reduction and FUEL CHEM Processes. The NOx reduction technologies, which include the NOxOUT, NOxOUT CASCADE, and NOxOUT SCR processes, reduce NOx emissions in flue gas from boilers, incinerators, furnaces and other stationary combustion sources. The FUEL CHEM business uses chemical processes for slagging, fouling, corrosion control and plume abatement in furnaces and boilers through the addition of chemicals into the fuel or by Targeted-In-Furnace-Injection. FTI has a number of other technologies, such as NOxOUT ULTRA, both commercial and in the development stage, that are for the most part add-ons to the NOxOUT Process or similar in their technological base. Additionally, in 2002, Fuel Tech created a separate division to market its high-end visualization software product. This product, commercially introduced in 2002, is marketed under the "ACUITIV" trade name. FTI's business is materially dependent on the continued existence and enforcement of worldwide air quality regulations.

American Bailey Corporation

American Bailey Corporation ("ABC") performs management services for Fuel Tech under an Agreement dated April 30, 1998, as amended. Ralph E. Bailey, Chairman, Chief Executive Officer and Managing Director of Fuel Tech, and Douglas G. Bailey, Vice Chairman, Managing Director and Chief Strategic Officer of Fuel Tech are shareholders of ABC. See the more detailed information relating to this subject under the caption "Certain Relationships and Related Transactions" in Fuel Tech's Proxy Statement to be distributed in connection with Fuel Tech's 2003 Annual General Meeting of Shareholders, which information is incorporated by reference. Also, refer to Note 8 to the consolidated financial statements.

NOx Reduction

Regulations and Markets

The domestic U.S. air pollution control market is the primary driver in Fuel Tech's NOx reduction business. This market is dependant on air pollution regulations and their continued enforcement. These regulations are based on the Clean Air Act Amendments of 1990 (the "CAAA") which require reductions in NOx emissions on varying timetables with respect to various sources of emissions. Under the SIP (State Implementation Plan) Call, a regulation promulgated under the Amendments (discussed further below), over 1000 utility and large industrial boilers in 19 states are required, as an aggregate, to achieve a NOx reduction target by May 31, 2004. Also, in Europe under European Union Directives, over 100 industrial units must achieve NOx reductions by 2005.

In 1994, governors of eleven Northeastern states, known collectively as the Ozone Transport Region, signed a Memorandum of Understanding requiring utilities to reduce their NOx emissions by 55% to 65% from 1990 levels by May 1999. In 1998, the EPA announced more stringent regulations. The Ozone Transport State Implementation Plan (SIP) Call regulation, designed to mitigate the effects of wind-aided ozone transported from the Midwestern and Southeastern U.S. into the Northeastern non-attainment areas, requires, following the litigation described below, 19 states to make even deeper aggregate reductions of 85% from 1990 levels by May 31, 2004. Over 1,000 utility and large industrial boilers are affected by these mandates. Additionally, most other states with non-attainment areas are also required to meet ambient air quality standards for ozone by 2007.

Although the SIP Call was the subject of litigation, an appellate court of the D.C. Circuit upheld the validity of this regulation. This court's ruling was later affirmed by the U.S. Supreme Court.

In February 2001, the U.S. Supreme Court, in a unanimous decision, upheld EPA's authority to revise the National Ambient Air Quality Standard for ozone to 0.080 parts per million averaged through an eight-hour period from the current 0.120 parts per million for a one-hour period. This more stringent standard provides clarity and impetus for air pollution control efforts well beyond the current ozone attainment requirement of 2007. In keeping with this trend, the Supreme Court, only days later, denied industry's attempt to stay the SIP Call, effectively exhausting all means of appeal.

Products

Fuel Tech's NOxOUT Process is a Selective Non-Catalytic Reduction ("SNCR") process that uses non-hazardous urea as the reagent rather than ammonia. The NOxOUT Process on its own is capable of reducing NOx by up to 40% for utilities and by potentially significantly greater amounts for industrial units in many types of plants with capital costs ranging from $6 - $20/kw for utility boilers and with annualized operating costs ranging from $1,000 - $1,500/ton of NOx removed.

Fuel Tech's NOxOUT CASCADE Process uses catalyst as an add-on to the NOxOUT Process to achieve performance similar to Selective Catalytic Reduction ("SCR"). Based on demonstrations, NOxOUT CASCADE's capital cost is less than that of SCR, while operating costs are competitive with those experienced by SCR.

Fuel Tech's NOxOUT SCR Process utilizes urea as a catalyst reagent to achieve NOx reductions of up to 90% from stationary combustion sources with capital and operating costs competitive with equivalently sized, standard SCR systems.

Fuel Tech is currently in the process of commercially offering its NOxOUT ULTRA system. The system is designed to convert urea to ammonia, safely and economically, for use as a reagent in the selective catalytic reduction process (SCR) for NOx reduction. In this fashion, Fuel Tech intends to participate in the SCR segment of the SIP Call driven market. Recent local hurdles in the ammonia permitting process have raised concerns regarding the safety of ammonia storage in quantities sufficient to supply SCR.

Fuel Tech has sublicensed the Rich Reagent Injection Technology from Reaction Engineering International, who has a direct license from the Electric Power Research Institute. The technology has been proven in full-scale field studies on cyclone-fired units to reduce NOx by 25-30%. The technology is a generic SNCR whose applicability is outside the temperature range of NOxOUT. The technology is seen as an add-on to Fuel Tech's NOxOUT systems, thus potentially broadening the NOx reduction of the combined system to almost 50% with a minimal additional capital requirement.

Sales of the NOx reduction technologies were $25.5 million, $10.4 million, and $17.4 million for the years ended December 31, 2002, 2001, and 2000, respectively.

NOx Reduction Competition

Processes competitive with Fuel Tech's NOx reduction products may be expected from combustion modifications, SCR and ammonia SNCR, among others.

Combustion modifications, including low NOx burners, can be fitted to most types of boilers with cost and effectiveness varying with specific boilers. Combustion modifications may effect 20-50% NOx reduction economically with capital costs ranging from $5 - $40/kw and levelized total costs ranging from $300 - $1,500/ton of NOx removed. Such companies as Alstom, Foster Wheeler Corporation, The Babcock & Wilcox Company and Steam Sales Corporation are active competitors in the low-NOx burner business.

SCR is an effective and proven method of control for the removal of up to 90% of NOx. SCR has a high capital cost ranging from $55 - $150/kw on retrofit coal applications. Such companies as Alstom, The Babcock & Wilcox Company, Cormetech, Inc., Engelhard Corporation, Foster Wheeler Corporation, Peerless Manufacturing Company, and the Siemens Westinghouse Power Corporation are active SCR system providers.

The use of ammonia as the reagent for the SNCR process was developed by the ExxonMobil Corporation. Fuel Tech understands that the ExxonMobil patents on this process have expired. This process can reduce NOx by 30% to 70% on incinerators, but has limited applicability in the utility industry. Ammonia system capital costs range from $15 - $22/kw, with annualized operating costs ranging from $1,000 - $3,000/ton of NOx removed. These systems require the use of stored ammonia, a hazardous substance.

In addition to or in lieu of using the foregoing processes, certain customers will elect to close or derate plants, purchase electricity from third-party sources, switch from higher to lower NOx emitting fuels or purchase NOx emission allowances.

FUEL CHEM

Product and Markets

Fuel Tech's fireside and fuel additive programs, FUEL CHEM, help improve unit performance and reduce customer operating costs. Through the program, customers have enjoyed returns on their investments of up to 500%. The Targeted-In-Furnace-Injection approach, a key FUEL CHEM technology on which two patents have been issued, is a uniquely engineered and economical solution to furnace fouling and corrosion problems. Electric utilities, the pulp and paper industry and municipal solid waste incinerator facilities make up the principal markets for the program.

Sales of the FUEL CHEM products were $7.1 million, $7.2 million, and $4.5 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Competition

Competition for Fuel Tech's FUEL CHEM product line includes chemicals sold by specialty chemical companies, such as GE Betz, Inc., primarily in the traditional heavy-fuel-oil treatment area. No substantive competition currently exists for Fuel Tech's technology for Targeted-In-Furnace-Injection of additives for the control of slagging, fouling, and corrosion and for plume abatement, but there can be no assurance that such lack of substantive competition will continue.

Advanced Engineering Services and ACUITIV

Fuel Tech uses its advanced engineering services to support the sale of Fuel Tech's NOx reduction and FUEL CHEM systems, particularly through the use of computational fluid dynamics ("CFD") tools. These CFD tools assist in the prediction of the behavior of gas flows, thereby enhancing the implementation of Fuel Tech's NOx reduction systems and the application of its FUEL CHEM slag and corrosion control processes.

In 2001 and 2002, Fuel Tech augmented its advanced engineering services staff and equipment with a view toward not only better serving Fuel Tech's customers but also to seek other applications for its services. Toward this goal, the ACUITIV software product was commercially introduced on June 6, 2002, and Fuel Tech recently received its second commercial order for this software. The software allows users to visualize complex data sets in a virtual reality environment, and a recent version of the software was released, which is compatible with the Microsoft Windows® operating system. Although the validity of the product has been confirmed, Fuel Tech does not expect revenues related to this product to be material for the upcoming year.

Intellectual Property

See Item 2 "Description of Property" for information on Fuel Tech's intellectual property and proprietary position, which are material to its business.

Employees

Fuel Tech has 84 full-time employees, 79 in North America and 5 in Europe. Fuel Tech enjoys good relations with its employees and is not a party to any labor management agreements.

Risk Factors of the Business

Investors in Fuel Tech should be mindful of the following risk factors relative to Fuel Tech's business.

(i) Lack of Diversification

Fuel Tech is engaged in two principal businesses; the marketing of products to reduce air pollution, and the licensing of software that allows users to visualize complex data sets. The software business is in its infancy and its ultimate success is uncertain, while an adverse development in Fuel Tech's air pollution control business as a result of competition, technological change, government regulation, or any other factor could have a significantly greater impact than if Fuel Tech maintained diverse operations.

(ii) Competition

Competition in the NOx control market will come from processes utilizing low-NOx burners, over-fired air, flue gas recirculation, ammonia SNCR, SCR and, with respect to particular uses of urea not infringing Fuel Tech's patents, urea (see Item 2 "Description of Property"). Competition will also come from business practices such as the purchase rather than the generation of electricity, fuel switching, closure or derating of units, and sale or trade of pollution credits. Utilization by customers of such processes or business practices or combinations thereof may adversely affect Fuel Tech's pricing and participation in the NOx Control market if customers elect to comply with regulations by methods other than Fuel Tech's NOxOUT or NOxOUT CASCADE processes. See above under this Item I the text under the captions "*Products*" and "*NOx Reduction Competition*."

(iii) Dependence on Regulations and Enforcement

Fuel Tech's business is primarily regulatory driven. That business will be adversely impacted to the extent that regulations are repealed or amended to significantly reduce the level of required NOx reduction, or to the extent that regulatory authorities minimize enforcement. See also the text above under the caption "*Regulations and Markets*."

(iv) Protection of Patents and Proprietary Rights

Fuel Tech holds licenses to or owns a number of patents and has patents pending. There can be no assurance that pending patent applications will be granted or that outstanding patents will not be challenged or circumvented by competitors. Certain critical technology relating to Fuel Tech's products is protected by trademark and trade secret laws and confidentiality and licensing agreements. There can be no assurance that such protection will prove adequate or that Fuel Tech will have adequate remedies for disclosure of its trade secrets or violations of its intellectual property rights. See Item 2 "Description of Property."

ITEM 2. DESCRIPTION OF PROPERTY

Fuel Tech's products are generally protected by U.S. and non-U.S. patents. Fuel Tech owns 108 patents worldwide, with 3 patent applications pending in the U.S. and 30 pending in non-U.S. jurisdictions. These patents cover some 44 inventions, 32 associated with the NOx reduction business; 2 associated with FUEL CHEM, 2 associated with ACUITIV and 9 associated with non-commercialized technologies. These inventions represent significant enhancements of the application and performance of the technologies. Further, Fuel Tech believes that the protection provided by the numerous claims in the above referenced patents or patent applications is substantial, and affords Fuel Tech a significant competitive advantage in its business. Accordingly, any significant reduction in the protection afforded by these patents or any significant development in competing technologies could have a material adverse effect on Fuel Tech's business.

Apart from its intellectual property, the property of Fuel Tech is not material.

Fuel Tech and its subsidiaries operate from leased office and engineering facilities in Curacao, Netherlands Antilles; Batavia, Illinois; Stamford, Connecticut; and Milan, Italy.

ITEM 3. LEGAL PROCEEDINGS

Fuel Tech has no pending litigation material to its business.

ITEM 4. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

During the fourth quarter of 2002, no matters were submitted to a vote of security holders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market

Fuel Tech's Common Shares have been traded since September 1993 on The NASDAQ Stock Market, Inc. Fuel Tech's Common Shares are also traded on the Berlin Stock Exchange.

Prices

The table below sets forth the high and low sales prices during each calendar quarter since January 2001.

	High	Low
2002		
Fourth Quarter	4.950	2.760
Third Quarter	6.640	3.950
Second Quarter	7.250	5.200
First Quarter	6.820	4.500
2001		
Fourth Quarter	6.070	2.190
Third Quarter	3.700	2.010
Second Quarter	3.840	2.000
First Quarter	2.781	1.250

Dividends

Fuel Tech has not to date paid dividends on its Common Shares and is not expected to do so in the foreseeable future.

Holders

Based on information from Fuel Tech's Transfer Agent, as of March 3, 2003, there were 391 registered holders of Fuel Tech's common stock. Management believes that, on such date, there were approximately 2,300 beneficial holders of Fuel Tech's common stock.

Transfer Agent

The Transfer Agent and Registrar for the Common Shares is Mellon Investor Services, LLC, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.

Exchange Controls

Fuel Tech received a license of unlimited duration from the Central Bank of the Netherlands Antilles to exempt it from foreign exchange controls in dealings with parties outside of the Netherlands Antilles or with parties in the Netherlands Antilles holding a similar license. Fuel Tech also received a business license of unlimited duration that allows the securities of Fuel Tech to be held by non-residents of the Netherlands Antilles. There are no other restrictions on the rights of such non-residents as shareholders. The books of Fuel Tech are maintained in United States dollars, however, there are transactions in other currencies.

Taxation

Under the Netherlands Antilles tax code applicable to Fuel Tech until at least the fiscal year 2019, Fuel Tech's income taxes in the Netherlands Antilles, which are based on profits exclusive of Dutch dividends received, are computed at a rate of 2.4% on the first 100,000 Netherlands Antilles Guilders (approximately $60,000) and 3% on the excess. Also, capital gains and losses are not included in the taxable profit of Fuel Tech. Based on a tax ruling received by Fuel Tech, Dutch dividends received will be taxed to Fuel Tech at a rate of 5.0% at source, and at 5.5% of the net Dutch dividends in the Netherlands Antilles until at least the fiscal year 2005. Fuel-Tech N.V. is not now liable for tax in any jurisdiction other than the Netherlands Antilles. The subsidiaries of Fuel Tech are generally subject to the tax regimes of the jurisdictions where they are incorporated and conduct operations but not in the Netherlands Antilles.

Dividends paid by Fuel Tech to United States persons who are not engaged in a trade or business through a permanent establishment in the Netherlands Antilles are currently not subject to tax in the Netherlands Antilles. Gain or loss derived by a United States person from the sale or exchange of Fuel Tech's Common Shares are exempt from Netherlands Antilles income tax. The tax treaty between the United States and the Netherlands Antilles was terminated effective December 31, 1987.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information for all equity compensation plans as of the fiscal year ended December 31, 2002, under which the securities of Fuel Tech were authorized for issuance:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities listed in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,207,000	$2.71	244,700

(1) Includes shares of Common Stock of Fuel Tech authorized for awards under Fuel Tech's 1993 Incentive Plan, as amended through August 3, 1999.

ITEM 6. SELECTED FINANCIAL DATA

Selected financial data is presented below as of the end of and for each of the fiscal years in the five-year period ended December 31, 2002. The selected financial data should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2002, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	For the years ended December 31				
STATEMENT of OPERATIONS DATA	2002	2001	2000	1999	1998
(in thousands of U.S. dollars, except for share data)					
Net sales	$ 32,627	$ 17,672	$ 21,906	$ 33,325	$ 25,864
Selling, general and administrative and other costs and expenses	11,687	9,873	9,305	9,691	8,927
Net income (loss)	3,057	(1,633)	415	3,008	539
Basic income (loss) per common share	$ 0.16	$ (0.09)	$ 0.02	$ 0.17	$ 0.03
Diluted income (loss) per common share	$ 0.14	$ (0.09)	$ 0.02	$ 0.16	$ 0.03
Weighted-average basic shares outstanding	19,350,000	18,592,000	18,396,000	17,752,000	15,680,000
Weighted-average diluted shares outstanding	22,437,000	18,592,000	19,621,000	19,335,000	17,437,000

	December 31				
BALANCE SHEET DATA	2002	2001	2000	1999	1998
(in thousands of U.S. dollars, except for per share data)					
Working capital	$ 13,947	$ 8,861	$ 12,542	$ 12,126	$ 9,047
Total assets	25,869	20,328	23,089	24,464	19,153
Total liabilities	9,064	7,193	8,522	10,773	8,837
Shareholders' equity	16,805	13,135	14,567	13,691	10,316
Net tangible book value per share	$ 0.64	$ 0.56	$ 0.59	$ 0.52	$ 0.45

Notes:

(1) Shareholders' equity includes outstanding nominal nil coupon non-redeemable perpetual loan notes. See Note 4 to the consolidated financial statements.

(2) Net tangible book value per share assumes full conversion of Fuel Tech's nil coupon non-redeemable perpetual loan notes into shares of Fuel Tech's common stock.

(3) Effective January 1, 2002, Fuel Tech adopted FASB (Financial Accounting Standards Board) Statement No. 142, "Goodwill and Other Intangible Assets." Under the guidance of this statement, goodwill and indefinite-lived intangible assets are no longer amortized but will be reviewed annually, or more frequently if indicators arise, for impairment. For the twelve months ended December 31, the following table depicts the impact on each of the prior years noted, had the non-amortization policy been applied.

	2002	2001	2000	1999	1998
Reported net income (loss)	$ 3,057,000	$ (1,633,000)	$ 415,000	$ 3,008,000	$ 539,000
Add back: Goodwill amortization	--	334,000	334,000	199,000	57,000
Adjusted net income (loss)	$3,057,000	$ (1,299,000)	$ 749,000	$ 3,207,000	$ 596,000
Basic earnings per share:					
Reported net income (loss)	$ .16	$ (.09)	$ .02	$ .17	$ .03
Add back: Goodwill amortization	--	.02	.02	.01	.01
Adjusted net income (loss)	$ .16	$ (.07)	$ .04	$ .18	$ .04
Diluted earnings per share:					
Reported net income (loss)	$ .14	$ (.09)	$ .02	$ .16	$ .03
Add back: Goodwill amortization	--	.02	.02	.01	.01
Adjusted net income (loss)	$ .14	$ (.07)	$ .04	$ .17	$ .04

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background

Fuel-Tech N.V. ("Fuel Tech") operates primarily in the air pollution control business. It distributes its products through its direct sales force, licensees and agents. Principal markets for its products are stationary combustion sources that produce nitrogen oxide (NOx) and other emissions. Fuel Tech sells its fuel treatment chemicals through its direct sales force and agents to industrial and utility power-generation facilities.

Fuel Tech currently generates revenues from the following three product lines:

Nitrogen Oxide ("NOx") Reduction Technologies

Fuel Tech markets several NOx reduction technologies to meet statutory NOx reduction requirements worldwide. The near-term driver for growth in this business is the Ozone Transport SIP (State Implementation Plan) Call, which requires 19 states to decrease their NOx emissions by May 31, 2004. This regulation impacts 700-800 utility boilers and 400-500 large industrial boilers (see below for more detail on the SIP Call). Fuel Tech believes that the implementation of the SIP Call will extend well beyond the May, 2004 implementation date.

Fuel Treatment Chemicals

Fuel Tech's proprietary Targeted-In-Furnace-Injection technology centers around the unique application of specialty chemicals to improve the performance of combustion units. Specifically, this technology is used to reduce slag formation, corrosion and opacity in boilers, furnaces and incinerators. Fuel Tech believes its largest market opportunity for this product line is those units burning Western coals, many of which have significant operational issues related to the formation of slag.

Visualization Software

In 2002, Fuel Tech introduced a software product, marketed under the ACUITIV trade name that allows users to visualize in a three dimensional immersive environment, complex data sets. The software is currently being marketed to users of Computation Fluid Dynamics ("CFD") software, an engineering software tool that aids users in predicting flows, such as liquid or gas streams. Fuel Tech developed this software internally to make the design process of its NOx reduction and fuel treatment chemical business more efficient and accurate.

Fuel Tech licenses this product to end users on an annual or permanent basis. Fuel Tech will not record license revenue until its capitalized software development costs, with a balance of approximately $490,000 at December 31, 2002, are recovered. This product was introduced in mid-2002, and to date two licenses have been sold. Fuel Tech expects demand for this product to increase in 2003, as it recently introduced a version of the software that is compatible with the Microsoft Windows operating system. Fuel Tech does not believe, however, that it will recognize significant revenues in 2003 from this product due to the cost recovery requirement discussed above.

2002 versus 2001

Net sales for the 12 months ended December 31, 2002 and 2001 were $32,627,000 and $17,672,000, respectively. The improvement is attributable to the increase in domestic NOx reduction utility project revenues, as project bookings in the fourth quarter of 2001 and in 2002 generated revenues during their various phases of completion. NOx reduction utility revenue in 2001 had been negatively impacted by the delay in obtaining a final ruling on the Environmental Protection Agency's (EPA) SIP (State Implementation Plan) Call regulation. As discussed further below, the uncertainty regarding this regulation has been lifted and Fuel Tech expects demand for its NOx reduction technologies to continue to increase during the next few years. Fuel treatment chemical revenues for the twelve-month period ended December 31, 2002 continued to be favorably impacted by shipments to utilities burning Western coals. Fuel Tech believes that utilities burning Western coals represent the largest market opportunity for its fuel treatment chemical business and that penetration into this market is a priority. In addition to shipments to PacifiCorp, Fuel Tech's strategic agreement partner, demonstrations with two midwestern utilities, both on coal-fired units, commenced during the year. All of these utilities are using Fuel Tech's patented Targeted-In-Furnace-Injection (TIFI) process to control the formation of slag deposits in boilers burning western coals. More than offsetting the improved performance in the coal-fired utility segment of this market were the following two factors: first, the continued deterioration in the oil-fired business, as the high price of oil as compared with the price of natural gas caused customers in this segment to switch fuels, negatively impacting results. Second, the use of low-slagging coal by one of Fuel Tech's customers caused that customer to temporarily suspend treatment. Although Fuel Tech believes that both factors will reverse themselves, it is not possible to predict when that will occur.

The "SIP Call" is the federal mandate that, when introduced in 1998, required 22 states to reduce NOx emissions by May 2003. On March 3, 2000, an appellate court of the D.C. Circuit upheld the validity of the SIP Call for 19 of the 22 states and, on June 22, 2000, the same court made a final ruling upholding the EPA's SIP call regulation and denying the appeal of the states and utilities.

Although the NOx reduction requirement date was moved back one year to May of 2004, nineteen states were required to complete and issue their State Implementation Plans for NOx reduction by October of 2000. These plans, which the EPA had until October 2001 to approve, will potentially impact 700 to 800 utility boilers and 400 to 500 industrial units.

In February 2001, the United States Supreme Court, in a unanimous decision, upheld EPA's authority to revise the National Ambient Air Quality Standard for ozone to 0.080 parts per million averaged through an eight-hour period from the current 0.120 parts per million for a one-hour period. This more stringent standard provides clarity and impetus for NOx reduction efforts well beyond the current ozone attainment requirement of 2007. In keeping with this trend, the Supreme Court, only days later, denied industry's attempt to again stay the SIP Call, effectively exhausting all means of appeal.

Based on these regulatory developments, Fuel Tech is enjoying accelerated interest in its NOx reduction programs that have led to significant project bookings late in 2001 and in 2002. Fuel Tech anticipates continued demand for its air pollution control technologies over the next several years.

Cost of sales, as a percentage of net sales, for the 12-month period ended December 31, 2002 was 56% versus 51% for the same period of the prior year. The increase reflects a change in product mix in 2002, in favor of the lower margin NOx reduction project business.

Selling, general and administrative expenses were $10,232,000 and $8,708,000, respectively, for the 12-month periods ended December 31, 2002 and 2001. The increase is due primarily to revenue-related expenses, as revenue increased significantly from the prior year, and secondarily to the addition of sales and marketing personnel, both for the fuel treatment chemical and ACUITIV businesses. Market penetration of Fuel Tech's TIFI technology in the coal-fired utility market remains a strategic priority.

Research and development expenses for the 12 months ended December 31, 2002 and 2001 were $1,455,000 and $1,165,000, respectively. Fuel Tech continues to pursue commercial applications for its technologies outside of its traditional markets, with a particular focus on its ACUITIV software and its NOxOUT ULTRA process. The ACUITIV software product was commercially introduced on June 6, 2002, and Fuel Tech recently received its second commercial order.

Fuel Tech recorded a loss of $54,000 for the 12 months ended December 31, 2002 on its equity investment in Fuel Tech CS GmbH (FTCS), a 49 percent-owned entity. During the quarter ended March 31, 2002, Fuel Tech recognized a gain of $250,000 on its equity investment in Clean Diesel Technologies, Inc. (CDT), its 15.2 percent-owned affiliate. The gain resulted from CDT's repayment of the full principal amount of loans made by Fuel Tech to CDT in 2000 and 2001. Because of the continuing losses incurred by CDT, the carrying value of the loans was reduced to zero as of December 31, 2001, based on Fuel Tech's pro-rata share of the losses incurred. Fuel Tech's investment in CDT, whose shares are publicly traded on the OTC Bulletin Board and the Alternative Investment Market of the London Stock Exchange, had a market value of $2.7 million at December 31, 2002, which is not reflected on Fuel Tech's balance sheet.

During the 12 months ended December 31, 2001, Fuel Tech recognized a $92,000 loss on its equity investment in FTCS, while a loss of $250,000 was recorded on Fuel Tech's investment in CDT for the same period. Please refer to Note 8 of the consolidated financial statements for a further discussion of related party transactions.

Interest expense for the 12 months ended December 31, 2002 was reduced to $136,000 from $245,000 in the prior 12-month period. The decrease is attributable to a reduction in the average outstanding principal balance on Fuel Tech's term loan, as well as to a reduction in short term interest rates.

Other income and expense for the 12-month period ended December 31, 2002 was $139,000 versus $37,000 for the same period in 2001. The increase stems largely from the elimination of goodwill amortization effective January 1, 2002, which has been offset somewhat by reductions in interest income.

An income tax benefit of $150,000 was recorded in 2002, which represented a reduction of the reserve for prior years' state income tax refunds receivable, as the related receivables were collected in 2002. No provision for federal or state income taxes was recorded in any period due to the existence of net operating loss carry forwards. Fuel Tech has $32.4 million in United States federal income tax loss carry forwards as of December 31, 2002, the deferred tax benefit of which has been offset by a valuation allowance in Fuel Tech's balance sheet.

In the opinion of management, Fuel Tech's expected near-term revenue growth in its NOx reduction business will be directly related to the implementation of the requirements of the CAAA. Fuel Tech's implementor and alliance strategies will enable Fuel Tech to provide the NOxOUT Process to an increasing number of customers without significantly adding technical and support staff. Customers purchase the NOxOUT Process and related technologies from either Fuel Tech or its implementors. If customers purchase the NOxOUT Process from implementors, the per contract revenues to Fuel Tech may be lower, but more installations may be handled.

2001 versus 2000

Net sales in 2001 totaled $17,672,000 versus net sales of $21,906,000 in 2000, a decline of 19%. This overall decline was due to a $9,100,000 year on year reduction in domestic NOx reduction industrial project revenues, the basis of which is discussed further below. This result was partially offset by two favorable factors. First, Fuel Tech experienced a $2,776,000 increase in fuel treatment chemical revenues in 2001 versus 2000, to a record level of $7,209,000. Second, Fuel Tech realized revenues from temperature mapping and modeling activities predominantly for the domestic NOx reduction utility project business in the amount of approximately $1,700,000 in 2001 versus an immaterial amount in 2000.

The year on year decline in domestic NOx reduction industrial project revenues was attributable to a NOx reduction regulation, as mandated in Title III of the CAAA, requiring municipal solid waste incinerators to significantly reduce their NOx emissions by December 1, 2000. This regulation had a significant positive impact on industrial project revenues in 2000, and it was expected that these revenues would not repeat in 2001. NOx reduction utility revenue had been negatively impacted by the delay in obtaining a final ruling on the EPA's SIP Call regulation.

The increase in fuel treatment chemical revenues was attributable to Fuel Tech's success in penetrating the market for utility units burning Western coals, and to customers' conversion from existing suppliers to Fuel Tech. Significant focus was placed on marketing Fuel Tech's patented Targeted-In-Furnace-Injection approach to reduce the operating costs of customers' units.

In 2001, Fuel Tech realized approximately $1,700,000 in revenues from temperature mapping and modeling orders received on 40 boilers predominantly for the domestic NOx reduction utility project business. Fuel Tech's performance of temperature mapping and modeling work for a customer is the precursor to performing NOx reduction project installations on the units for which the mapping and modeling has been performed. It is Fuel Tech's belief that project orders will be received from the majority of customers for whom temperature mapping and modeling work has been performed.

The gross margin percentage on an overall basis across all products was 49% in 2001, compared with 46% in 2000. The improvement was realized primarily due to the increase in revenues in the fuel treatment chemical business. As NOx reduction revenues from utility companies in the United States increase due to the above-mentioned regulations, this business will comprise a much larger percentage of Fuel Tech's overall revenues. As a result, Fuel Tech expects that the overall gross margin percentages will decline over the next several years, reflecting the change in product mix.

Selling, general and administrative expenses were $8,708,000 for the twelve months ended December 31, 2001, an increase of $774,000 from the prior year. The increase was due primarily to a higher level of selling and service expenses resulting from the increased agents fees and commissions for the U.S. fuel treatment chemical business, and to a lesser extent to an increase in expenses related to the enhancement and expansion of Fuel Tech's European business.

Research and development expenses for the twelve months ended December 31, 2001 and 2000 were $1,165,000 and $843,000, respectively. Fuel Tech continued to aggressively pursue commercial applications for its technologies outside of its traditional markets, with a particular focus on its NOxOUT ULTRA process and its ACUITIV advanced visualization software. Fuel Tech sold its first commercial demonstration of NOxOUT ULTRA late in 2001.

Fuel Tech recorded a net loss from its equity interest in affiliates during the year 2001 of $342,000. This amount consisted of a $250,000 loss recognized on its equity investment in Clean Diesel Technologies, Inc. (CDT), and a $92,000 loss on its investment in Fuel Tech CS GmbH. Fuel Tech had a 16% common stock ownership interest in CDT as of December 31, 2001, while Fuel Tech had a 49% ownership interest in Fuel Tech CS GmbH as noted above. Please refer to Note 8 of the consolidated financial statements for a further discussion of related party transactions.

Interest expense decreased to $245,000 for the twelve-month period ended December 31, 2001 from $354,000 for the same period in 2000. The favorable variance was due solely to the decrease in the average outstanding principal debt balance during the year, and to a decrease in short-term interest rates.

Other income and expense for the twelve-month period ended December 31, 2001 was $37,000 versus $82,000 for the same period in 2000. The decrease was due to a lower level of interest income that was driven by the decrease in short-term interest rates noted above, and to the write down of impaired assets. Partially offsetting these factors was a gain in the amount of approximately $180,000 related to the dissolution of the wholly owned subsidiaries in Poland and Taiwan. The entity in Poland has not been operational since 1997, and the entity in Taiwan operated only as a sales agency office.

Fuel Tech recorded a tax benefit of $114,000 in 2001 related to the Italian subsidiary. There were no domestic income taxes recorded in 2001 as Fuel Tech recorded a net loss for the year. Fuel Tech had $39.9 million in United States federal income tax loss carryforwards as of December 31, 2001, the deferred tax benefit of which has been offset by a valuation allowance in Fuel Tech's balance sheet.

LIQUIDITY AND CAPITAL RESOURCES

Fuel Tech's cash and cash equivalents were approximately $10.9 million at December 31, 2002 versus $9.3 million at December 31, 2001. Operating activities provided $3.0 million of cash in 2002 primarily due to Fuel Tech's operating profits. Investing activities, which used cash of $1.1 million during the year, were primarily comprised of the continued investment in equipment and intellectual property of $1.3 million, which was partially offset by the aforementioned loan repayment by CDT. Financing activities, which used cash of $365,000 during the year, were comprised primarily of debt repayments of $900,000, which were offset by cash received from the exercise of stock options.

Historically, Fuel Tech had financed its operations principally through the private placement of its Common Shares and the private placement of nil coupon non-redeemable convertible unsecured loan notes (the "Loan Notes"). The Loan Notes are convertible at any time into Fuel Tech's common stock. They bear no interest, have no maturity date and are repayable generally only in the event of the winding up of Fuel Tech. Fuel Tech has therefore classified the Loan Notes within shareholders' equity in its balance sheet.

At December 31, 2002, Fuel Tech had cash and cash equivalents of $10,939,000 and working capital of $13,947,000 versus $9,338,000 and $8,861,000 at the end of 2001, respectively.

Fuel Tech, Inc. (FTI), a wholly owned subsidiary of Fuel Tech, has a $10.0 million revolving credit facility expiring July 31, 2004, which is collateralized by all personal property owned by FTI. FTI can use this facility for cash advances and standby letters of credit. Cash advances under this facility bear interest at the bank's prime rate, or at an optional rate that can be selected by FTI which is based on the bank's Interbank Offering Rate plus 2.25%.

Also, FTI has a term loan agreement with the same bank for a total principal balance of $4.5 million. The principal balance was to be repaid in quarterly installments of $225,000 commencing on December 31, 1999, with a final principal payment of $1,575,000 due on January 31, 2003. Further, FTI entered into an interest rate swap transaction that fixed the rate of interest at 8.91% on approximately 50% of the outstanding principal balance during the term of the loan. This swap expired on October 22, 2002. The remaining principal balance bears interest at the bank's prime rate, or an optional rate that can be selected by FTI, and is based on the bank's Interbank Offering Rate plus 2.25%. The borrowings under this facility are collateralized by all personal property owned by FTI.

The $10.0 million revolving credit facility was obtained via an amendment, effective December 31, 2002, that increased the credit facility from $6.0 million to $10.0 million and extended the agreement until July 31, 2004. The term loan was paid in full on January 31, 2003 using funds from the line of credit.

At December 31, 2002, the bank had provided standby letters of credit, predominantly to customers, totaling approximately $927,028 in connection with contracts in process. FTI is committed to reimbursing the issuing bank for any payments made by the bank under these letters of credit. At December 31, 2002, there were no cash borrowings against the revolving credit facility and $9,072,972 was available for utilization.

The carrying amount of debt approximates fair value at December 31, 2002.

Interest payments were $156,000, $250,000 and $373,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Fuel Tech believes that it will have sufficient resources to fund its growth and operations going forward.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In its normal course of business, Fuel Tech enters into agreements that obligate Fuel Tech to make future payments. The operating lease obligations noted below are primarily related to supporting the normal operations of the business and are not recognized as liabilities in Fuel Tech's consolidated balance sheet in accordance with generally accepted accounting principles.

Also shown below is the term loan balance at December 31, 2002, which, as noted previously, was paid in full on January 31, 2003 using funds from the line of credit.

	Payments due by period in thousands of US dollars				
Contractual Cash Obligations	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Operating leases	$1,367	$347	$ 430	$366	$224
Term Loan	1,800	-	1,800	-	-
Total Contractual Cash Obligations	$3,167	$347	$2,230	$366	$224

Fuel Tech in the normal course of business, uses bank performance guarantees and letters of credit in support of construction contracts with customers as follows:

- in support of the warrantee period defined in the contract, or
- in support of the system performance criteria that are defined in the contract

In addition, Fuel Tech uses letters of credit as security for other obligations as needed in the normal course of business. As of December 31, 2002, Fuel Tech has outstanding bank performance guarantees and letters of credit as noted in the table below:

	Commitment expiration by period in thousands of US dollars				
Commercial Commitments	Total	Less than 1 year	2-3 years	4-5 years	Thereafter
Standby letters of credit and bank guarantees	$927	$821	$106	-	-

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require Fuel Tech to make estimates and assumptions. Fuel Tech believes that of its significant accounting policies (see Note 1 to the consolidated financial statements), the following involves a higher degree of judgment and complexity:

Fuel Tech uses the percentage of completion method of accounting for certain long-term equipment construction and license contracts. Under the percentage of completion method, sales and gross profit are recognized as work is performed based on the relationship between actual engineering hours and equipment construction costs incurred and total estimated hours and costs at completion. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized sales and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known.

FORWARD-LOOKING INFORMATION

From time to time, information provided by Fuel Tech, statements made by its employees or information included in its filings with the Securities and Exchange Commission (including this Annual Report) may contain statements that are not historical facts, so-called "forward-looking statements." These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Fuel Tech's actual future results may differ significantly from those stated in any forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, including, but not limited to, product demand, pricing, market acceptance, litigation, risk of dependence on significant customers, third-party suppliers and intellectual property rights, risks in product and technology development and other risk factors detailed in this Annual Report and in Fuel Tech's Securities and Exchange Commission filings.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fuel Tech's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Fuel Tech does not enter into foreign currency forward contracts or into foreign currency option contracts to manage this risk due to the immaterial nature of the transactions involved.

Fuel Tech is also exposed to changes in interest rates primarily due to its long-term debt arrangement (refer to Note 7 to the consolidated financial statements). A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not have a materially adverse effect on interest expense during the upcoming year ended December 31, 2003.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS OF FUEL-TECH N.V.

We have audited the accompanying consolidated balance sheets of Fuel-Tech N.V. as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of Fuel Tech's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fuel-Tech N.V. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, Fuel Tech changed its method of accounting for goodwill to conform with SFAS No. 142, "Goodwill and Other Intangible Assets," and effective January 1, 2001, changed its method of accounting for derivative financial instruments to conform with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Ernst & Young LLP

Chicago, Illinois
February 19, 2003

Fuel-Tech N.V.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data)

December 31	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,939	$ 9,338
Accounts receivable, net of allowances for doubtful accounts of $107 and $162, respectively	8,849	5,368
Inventories	420	274
Prepaid expenses and other current assets	744	583
Total current assets	20,952	15,563
Equipment, net of accumulated depreciation of $5,118 and $4,222, respectively	2,123	1,756
Goodwill, net of accumulated amortization of $924	2,119	2,126
Other assets	675	883
Total assets	$25,869	$20,328
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of note payable	$ -	$ 2,700
Accounts payable	5,065	1,978
Accrued liabilities:		
Employee compensation	802	513
Deferred revenue	-	319
Other accrued liabilities	1,138	1,192
Total current liabilities	7,005	6,702
Note payable	1,800	-
Other liabilities	259	491
Total liabilities	9,064	7,193
Shareholders' equity:		
Common stock, $.01 par value, 40,000,000 shares authorized, 19,613,817 and 18,984,097 shares issued, respectively	196	190
Additional paid-in capital	90,315	87,720
Accumulated deficit	(73,150)	(76,207)
Accumulated other comprehensive income (loss)	10	(68)
Treasury stock	(1,098)	(1,098)
Nil coupon perpetual loan notes	532	2,598
Total shareholders' equity	16,805	13,135
Total liabilities and shareholders' equity	$25,869	$20,328

See notes to consolidated financial statements.

Fuel-Tech N.V.

Consolidated Statements of Operations

(in thousands of U.S. dollars, except share data)

For the years ended December 31	2002	2001	2000
Net revenues	$32,627	$17,672	$21,906
Costs and expenses			
Cost of sales	18,232	8,996	11,757
Selling, general and administrative	10,232	8,708	7,934
Research and development	1,455	1,165	843
Closing costs of German subsidiary	-	-	528
	29,919	18,869	21,062
Operating income (loss)	2,708	(1,197)	844
Income (loss) from equity interest in affiliates	196	(342)	(195)
Interest expense	(136)	(245)	(354)
Other income (expense):			
Gain on sale of German subsidiary chemical business	-	-	269
Cumulative translation loss of German subsidiary	-	-	(231)
Other income, net	139	37	82
Income (loss) before taxes	2,907	(1,747)	415
Income tax benefit	150	114	-
Net income (loss)	$3,057	$(1,633)	$ 415
Net income (loss) per common share			
Basic	$ 0.16	$ (0.09)	$ 0.02
Diluted	0.14	(0.09)	0.02
Average number of common shares outstanding			
Basic	19,350,000	18,592,000	18,396,000
Diluted	22,437,000	18,592,000	19,621,000

See notes to consolidated financial statements.

Fuel-Tech N.V.

Consolidated Statements of Shareholders' Equity

(in thousands of U.S. dollars, except share data in thousands)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Treasury Stock		Nil Coupon Perpetual	
	Shares	Amount	Capital	Deficit	Income (Loss)	Shares	Amount	Loan Notes	Total
Balance at January 1, 2000	**18,328**	**$ 183**	**$85,692**	**$ (74,989)**	**$ (25)**	**94**	**$ (1,058)**	**$3,888**	**$ 13,691**
Comprehensive income:									
Net income				415					415
Foreign currency translation Adjustments					122				122
Comprehensive income									537
Conversion of nil coupon perpetual loan notes into common stock	7	-	68					(68)	-
Exercise of stock options	192	2	337						339
Balance at December 31, 2000	**18,527**	**$ 185**	**$86,097**	**$ (74,574)**	**$ 97**	**94**	**$ (1,058)**	**$3,820**	**$ 14,567**
Comprehensive loss:									
Net loss				(1,633)					(1,633)
Adjustment for fair value of derivative					(42)				(42)
Foreign currency translation adjustments					(123)				(123)
Comprehensive loss									(1,798)
Conversion of nil coupon perpetual loan notes into common stock	200	2	1,220					(1,222)	-
Exercise of stock options	216	3	403						406
Other	41					(30)	(40)		(40)
Balance at December 31, 2001	**18,984**	**$ 190**	**$87,720**	**$(76,207)**	**$ (68)**	**64**	**$ (1,098)**	**$2,598**	**$13,135**
Comprehensive loss:									
Net income				3,057					3,057
Adjustment for fair value of derivative					42				42
Foreign currency translation adjustments					36				36
Comprehensive income									3,135
Conversion of nil coupon perpetual loan notes into common stock	387	4	2,062					(2,066)	-
Exercise of stock options	243	2	533						535
Other						46			
Balance at December 31, 2002	**19,614**	**$ 196**	**$90,315**	**$(73,150)**	**$ 10**	**110**	**$ (1,098)**	**$ 532**	**$16,805**

See notes to consolidated financial statements.

Fuel-Tech N.V.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

For the years ended December 31	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ 3,057	$ (1,633)	$ 415
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	902	769	601
Amortization	41	375	382
Provision for doubtful accounts	289	44	233
Loss on equipment disposals/impaired assets	186	156	82
(Income) loss from equity interest in affiliates	(196)	342	195
Income taxes	(150)	-	-
Closing reserve for German subsidiary	-	-	528
Cash payments against German subsidiary closing reserve	(20)	(26)	(277)
Gain on sale of German subsidiary chemical business	-	-	(269)
Cumulative translation (gain) loss	-	(90)	231
Changes in operating assets and liabilities:			
Accounts receivable	(3,813)	2,110	1,758
Inventories, prepaid expenses, other current assets and other noncurrent assets	(214)	422	(334)
Accounts payable, accrued liabilities, deferred revenue and other noncurrent liabilities	2,912	(417)	(1,957)
Other	7	8	3
Net cash provided by operating activities	3,001	2,060	1,591
INVESTING ACTIVITIES			
Investment in and loans to CDT	250	(125)	(350)
Investment in Fuel Tech CS GmbH	-	-	(116)
Proceeds from sale of German subsidiary's chemical business	-	-	122
Proceeds from sale of equipment	17	-	-
Purchases of equipment and patents	(1,338)	(1,016)	(774)
Net cash used in investing activities	(1,071)	(1,141)	(1,118)
FINANCING ACTIVITIES			
Proceeds from exercise of stock options	535	406	339
Purchase and retirement of nil coupon loan notes	-	-	-
Purchase of treasury shares	-	(40)	-
Repayment of borrowings	(900)	(900)	(675)
Net cash used in financing activities	(365)	(534)	(336)
Effect of exchange rate fluctuations on cash	36	(34)	(109)
Net increase in cash and cash equivalents	1,601	351	28
Cash and cash equivalents at beginning of year	9,338	8,987	8,959
Cash and cash equivalents at end of year	$ 10,939	$ 9,338	$ 8,987

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Fuel-Tech N.V. ("Fuel Tech") is a holding company primarily in the business of air pollution control. Fuel Tech's primary focus, through its wholly owned subsidiary, Fuel Tech, Inc. ("FTI"), is on the worldwide marketing and sale of its NOxOUT Process and related technologies as well as its FUEL CHEM fuel treatment chemical product line. The NOxOUT Process reduces nitrogen oxide ("NOx") emissions from boilers, furnaces and other stationary combustion sources. FUEL CHEM is based on Fuel Tech's proprietary Targeted-In-Furnace-Injection technology in the unique application of specialty chemicals to improve the performance of combustion units. Fuel Tech's business is materially dependent on the continued existence and enforcement of air quality regulations, particularly in the United States. Fuel Tech recently introduced a software product under the ACUITIV trade name that allows users of high-end engineering software to visualize complex data sets in an immersive, virtual reality environment. Fuel Tech has expended significant resources in the research and development of new technologies in building its proprietary portfolio of air pollution control, fuel treatment chemicals, computer modeling and advanced visualization technologies.

For the years ended December 31, 2002, 2001, and 2000, 12%, 25%, and 20% of Fuel Tech's revenues, respectively, were derived from international markets, principally in Europe and Asia.

Basis of Presentation

The consolidated financial statements include the accounts of Fuel Tech and its wholly owned subsidiaries. All intercompany transactions have been eliminated.

Reclassifications

Certain amounts included in prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency for Fuel Tech's foreign subsidiaries is the respective local currency. Accordingly, assets and liabilities are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated using average rates of exchange prevailing during the year. Adjustments resulting from translation of financial statements denominated in currencies other than the U.S. dollar are included in accumulated other comprehensive income or loss. Foreign currency transaction gains and losses are included in the determination of net income.

Cash Equivalents and Financial Instruments

Fuel Tech considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2002, substantially all of Fuel Tech's cash and cash equivalents are on deposit with three financial institutions. All financial instruments are reflected in the accompanying balance sheets at amounts that approximate fair market value.

Derivative Financial Instruments

Effective January 1, 2001, Fuel Tech adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income or loss, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

Interest Rate Risk Management:

Fuel Tech is exposed to interest rate risk due to its long-term debt arrangement. Fuel Tech used an interest rate derivative instrument (an interest rate swap) to manage exposure to interest rate changes. Fuel Tech had entered into an interest rate swap transaction that fixed the rate of interest at 8.91% on approximately 50% of the outstanding principal balance during the term of the loan. The term of the swap was from October 22, 1999 until October 22, 2002, at which date it expired. At the date of adoption, January 1, 2001, Fuel Tech recorded the fair value of the interest rate swap, a credit of approximately $20,000, as an "other liability" with a corresponding decrease to "accumulated other comprehensive income."

Foreign Currency Risk Management:

Fuel Tech's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Fuel Tech does not enter into foreign currency forward contracts or into foreign currency option contracts to manage this risk due to the immaterial nature of the transactions involved.

Accounts Receivable

Accounts receivable includes unbilled receivables, representing costs and estimated earnings in excess of billings on contracts under the percentage of completion method. At December 31, 2002 and 2001, unbilled receivables were approximately $1,225,000 and $2,057,000, respectively. The allowance for doubtful accounts is established based on Fuel Tech's historical level of write-off activity.

Goodwill and Other Intangibles

The goodwill recognized as a result of prior transactions was being amortized by the straight-line method over periods of nine and ten years. Effective January 1, 2002, Fuel Tech adopted FASB (Financial Accounting Standards Board) Statement No. 142, "Goodwill and Other Intangible Assets." Under the guidance of this statement, goodwill and indefinite-lived intangible assets will no longer be amortized but will be reviewed annually, or more frequently if indicators arise, for impairment. In connection with the adoption of FASB No. 142, Fuel Tech completed the required transitional and annual goodwill impairment testing using the market capitalization methodology. Based on the testing performed, no impairment was indicated. The following is a reconciliation of 2001 and 2000 net earnings and basic and diluted earnings per share between the amounts previously reported by Fuel Tech and the adjusted amounts that would have been reported if SFAS No. 142 had been applied in prior periods.

	For the twelve months ended December 31	
	2001	2000
Reported net (loss) income	$ (1,633,000)	$ 415,000
Add back: Goodwill amortization	334,000	334,000
Adjusted net (loss) income	$ (1,299,000)	$ 749,000
Basic earnings per share:		
Reported net (loss) income	$ (.09)	$ .02
Add back: Goodwill amortization	.02	.02
Adjusted net (loss) income	$ (.07)	$ .04
Diluted earnings per share:		
Reported net (loss) income	$ (.09)	$ .02
Add back: Goodwill amortization	.02	.02
Adjusted net (loss) income	$ (.07)	$ .04

Further, on October 1, 2002, Fuel Tech completed its annual fair value measurement test, and there was no evidence of impairment.

Other intangibles, which are included with other assets on the consolidated balance sheet, consist principally of third-party costs related to the development of patent rights. These costs are being amortized by the straight-line method over a period of 10 years from the date of patent issuance. Patent maintenance fees are charged to operations as incurred. Further, the estimated amortization expense related to Fuel Tech's intangible patent assets is expected to approximate $40,000 per year for the five-year period ending December 31, 2007.

Equipment

Equipment is stated on the basis of cost. Provisions for depreciation are computed by the straight-line method, using estimated useful lives as follows:

Laboratory equipment	5-10 years
Furniture and fixtures	3-10 years
Computer equipment and software	3-5 years
Field equipment	3-4 years
Vehicles	3 years

Accounting for the Impairment of Long-Lived Assets

Fuel Tech reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The impact of such losses on Fuel Tech was $90,000 and $139,000 for the years ended December 31, 2002 and 2001, respectively.

Revenue Recognition

Fuel Tech uses the percentage of completion method of accounting for certain long-term equipment construction and license contracts. Under the percentage of completion method, sales and gross profit are recognized as work is performed based on the relationship between actual engineering hours and equipment construction costs incurred and total estimated hours and costs at completion. Sales and gross profit are adjusted for revisions in completion estimates and contract values in the period in which the facts giving rise to the revisions become known. Revenues from the sales of chemical products are recorded when title transfers, either at the point of shipment or at the point of destination, depending on the contract with the customer.

Distribution Costs

Fuel Tech classifies shipping and handling costs in cost of sales in the consolidated statement of operations.

Stock-Based Compensation

Fuel Tech accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under Fuel Tech's current plans, options may be granted at not less than the fair market value on the date of grant, and therefore, no compensation expense is recognized for the stock options granted.

If compensation expense for Fuel Tech's plans had been determined based on the fair value at the grant dates for awards under its plans, consistent with the method described in SFAS No. 123, Fuel Tech's net income (loss) and income (loss) per share would have been adjusted as follows for the years ended December 31:

(in thousands)		2002	2001	2000
Net income (loss)				
	As reported	$3,057	$(1,633)	$415
	As adjusted	2,083	(2,329)	(103)
Basic and diluted income (loss) per share:				
	Basic - as reported	$.16	$(.09)	$ .02
	Basic - as adjusted	$.11	$(.13)	$(.01)
	Diluted - as reported	$.14	$(.09)	$ .02
	Diluted - as adjusted	$.09	$(.13)	$(.01)

In accordance with the provisions of SFAS No. 123, the "As adjusted" disclosures include only the effect of stock options granted after 1994. The application of the "As adjusted" disclosures presented above are not representative of the effects SFAS No. 123 may have on such operating results in future years due to the timing of stock option grants and considering that options vest over a period of immediately to five years.

Basic and Diluted Earnings Per Common Share

Basic earnings per share excludes the dilutive effects of stock options and of the nil coupon non-redeemable convertible unsecured loan notes (see Note 4). Diluted earnings per share includes the dilutive effect of the nil coupon non-redeemable convertible unsecured loan notes and of stock options and warrants. The following table sets forth the weighted-average shares used at December 31 in calculating earnings per share (in thousands):

	2002	2001	2000
Basic weighted-average shares	19,350	18,592	18,396
Conversion of unsecured loan notes	85	-	483
Unexercised options and warrants	3,002	-	742
Diluted weighted-average shares	22,437	18,592	19,621

2. TAXATION

At December 31, 2002, FTI had tax losses available for offset against future years' earnings of approximately $32.4 million in the United States. For financial statement purposes, a valuation allowance has been recorded to offset the tax benefit of these carryforwards. Under the provisions of the United States Tax Reform Act of 1986, utilization of Fuel Tech's United States federal income tax loss carryforwards may be limited should ownership changes exceed 50% within a three-year period. The United States federal tax loss carryforwards expire as follows (in thousands):

2003	$14,925
2004	4,639
2005	5,467
2006	1,987
2007	2,325
2008	1,480
2009	220
2010	309
2011	884
2012	40
2016	117
	$32,393

The components of income (loss) before taxes for the years ended December 31 are as follows (in thousands):

Origin of income (loss) before taxes	2002	2001	2000
United States of America	$3,689	$ (9)	$ 1,211
Foreign	(782)	(1,738)	(796)
Income (loss) before taxes	$2,907	$(1,747)	$ 415

A reconciliation between the (benefit) provision for income taxes calculated at the U.S. federal statutory income tax rate and the consolidated (benefit) provision in the consolidated statements of operations for the years ended December 31 is as follows (in thousands):

	2002	2001	2000
Provision (benefit) at the U.S. federal statutory rate	$ 1,040	$ (611)	$ 145
Foreign losses without tax benefit	274	608	444
Valuation allowance adjustment	(1,314)	-	(424)
State income taxes	(150)	-	(207)
Foreign (benefit) income taxes	-	(114)	25
Other	-	3	17
(Benefit) provision for income taxes	$ (150)	$ (114)	$ -

Fuel Tech recorded an income tax benefit of $150,000 in 2002, which represented a reduction in the reserve for prior years' state income tax refunds receivable, as the refunds were collected in 2002. The benefit of $114,000 recorded in 2001 was related to its Italian subsidiary.

The reduction in the valuation allowance in 2002 and 2000 results primarily from the utilization of tax loss carryforwards where a valuation allowance had previously been provided. The state income tax credit in 2000 results from recording the benefit of net operating losses generated in prior years, which were carried forward and applied at the state level.

Temporary differences arising from treating income and expense items for financial reporting purposes differently than for tax return purposes are not material.

3. COMMON STOCK

At December 31, 2002, Fuel Tech had 19,613,817 Common Shares outstanding, with an additional 84,787 shares reserved for issuance upon conversion of the nil coupon non-redeemable convertible unsecured loan notes (see Note 4) and 2,207,000 shares reserved for issuance upon the exercise of stock options, 1,220,625 of which are currently exercisable (see Note 5).

4. NIL COUPON NON-REDEEMABLE CONVERTIBLE UNSECURED LOAN NOTES

At December 31, 2002 and 2001, Fuel Tech had $533,500 and $2,658,500 principal amount of nil coupon non-redeemable convertible unsecured perpetual loan notes (the "Loan Notes") outstanding, respectively. The Loan Notes are convertible at any time into shares of Fuel Tech's common stock at rates of $6.50 or $11.43 per share. The Loan Notes bear no interest and have no maturity date. They are generally repayable only in the event of Fuel Tech's dissolution and, accordingly, have been classified within shareholders' equity in the accompanying balance sheet.

During 2002 and 2001, approximately $2,125,000 and $1,300,000 principal amount of Loan Notes were converted into 185,937 and 200,000 shares of Fuel Tech's common stock, respectively.

5. STOCK OPTIONS AND WARRANTS

Fuel Tech has granted stock options under the 1993 Incentive Plan ("1993 Plan"). Under the 1993 Plan, awards may be granted to participants in the form of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Awards, Bonuses or other forms of share-based or non-share-based awards or combinations thereof. Participants in the 1993 Plan may be such of Fuel Tech's directors, officers, employees, consultants or advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of Fuel Tech's business. The amount of shares that may be issued or reserved for awards to participants under a 1998 amendment to the 1993 Plan is 12.5% of outstanding shares. In 2002, 2001 and 2000, 424,000, 472,500 and 406,000 options, respectively, were granted to employees and directors.

The Black-Scholes option-pricing model was used to estimate the fair value of employee stock options for the FAS No. 123 proforma disclosure in Note 1. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because Fuel Tech's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The fair value of each option grant, for "As adjusted" disclosure purposes in Note 1, was estimated on the date of grant using the modified Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	2.60%	4.40%	5.10%
Expected volatility	74.7%	115.1%	96.2%
Expected life of option	4 years	4 years	4 years

The following table presents a summary of Fuel Tech's stock option activity and related information for the years ended December 31:

	2002		2001		2000	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	2,155,500	$ 2.34	2,052,000	$ 2.34	1,874,500	$ 2.39
Granted	424,000	5.82	472,500	2.15	406,000	2.10
Exercised	(243,250)	2.20	(215,500)	1.89	(192,000)	1.75
Expired or forfeited	(129,250)	6.23	(153,500)	2.71	(36,500)	5.38
Outstanding at end of year	2,207,000	$ 2.71	2,155,500	$ 2.34	2,052,000	$ 2.34
Exercisable at end of year	1,220,625	$ 2.30	1,086,250	$ 2.66	965,500	$ 2.73
Weighted -average fair value of options granted during the year		$ 3.31		$ 1.66		$ 1.47

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$1.375 - $3.38	1,733,000	6.20 years	$ 1.92	1,100,625	$ 1.98
$3.595 - $6.27	474,000	9.18 years	$ 5.59	120,000	$ 5.15
$1.375 - $6.27	2,207,000	6.84 years	$ 2.71	1,220,625	$ 2.30

In addition to the above, Fuel Tech has 2,710,000 warrants outstanding to purchase additional shares of Fuel Tech's common stock at an exercise price of $1.75. The warrants expire on April 30, 2008.

6. COMMITMENTS

Operating Leases

Fuel Tech leases office space, autos and certain equipment under agreements expiring on various dates through 2009. Future minimum lease payments at December 31, 2002, are as follows (in thousands):

Year of Payment	Amount
2003	$347
2004	248
2005	182
2006	186
2007	180
thereafter	224

For the years ended December 31, 2002, 2001 and 2000, rent expense approximated $584,000, $581,000 and $556,000, respectively.

Performance Guarantees

The majority of Fuel Tech's long-term equipment construction contracts contain language guaranteeing that the performance of the system that is being sold to the customer will meet specific criteria. On occasion bank performance guarantees and letters of credit are issued to the customer in support of the construction contracts as follows:

- in support of the warrantee period defined in the contract, or
- in support of the system performance criteria that are defined in the contract

As of December 31, 2002, Fuel Tech has outstanding bank performance guarantees and letters of credit in the amount of $712,000 in support of equipment construction contracts that have not completed their final acceptance test or that are still operating under a warranty period. Management of Fuel Tech believes that these projects will be successfully completed and that there will not be a materially adverse impact on Fuel Tech's operations from these bank performance guarantees and letters of credit.

7. DEBT FINANCING

Fuel Tech, Inc. (FTI) has a $10.0 million revolving credit facility expiring July 31, 2004, which is collateralized by all personal property owned by FTI. FTI can use this facility for cash advances and standby letters of credit. Cash advances under this facility bear interest at the bank's prime rate, or at an optional rate that can be selected by FTI which is based on the bank's Interbank Offering Rate plus 2.25%.

Also, FTI has a term loan agreement with the same bank for a total principal balance of $4.5 million. The principal balance was to be repaid in quarterly installments of $225,000 commencing on December 31, 1999, with a final principal payment of $1,575,000 due on January 31, 2003. Further, FTI entered into an interest rate swap transaction that fixed the rate of interest at 8.91% on approximately 50% of the outstanding principal balance during the term of the loan. This swap expired on October 22, 2002. The remaining principal balance bears interest at the bank's prime rate, or an optional rate that can be selected by FTI, and is based on the bank's Interbank Offering Rate plus 2.25%. The borrowings under this facility are collateralized by all personal property owned by FTI.

The $10.0 million revolving credit facility was obtained via an amendment, effective December 31, 2002, that increased the credit facility from $6.0 million to $10.0 million and extended the agreement until July 31, 2004. The term loan was paid in full on January 31, 2003 using funds from the line of credit.

At December 31, 2002, the bank had provided standby letters of credit, predominantly to customers, totaling approximately $927,000 in connection with contracts in process. FTI is committed to reimbursing the issuing bank for any payments made by the bank under these letters of credit. At December 31, 2002, there were no cash borrowings under the revolving credit facility and approximately $9,073,000 was available for utilization.

The carrying amount of debt approximates fair value at December 31, 2002.

Interest payments were $156,000, $250,000 and $373,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

8. RELATED PARTY TRANSACTIONS

Fuel Tech has a 15.2% common stock ownership interest in Clean Diesel Technologies, Inc. (CDT), at December 31, 2002. Fuel Tech is precluded from selling its interest in CDT except pursuant to a registration statement, or in an exempt private placement within the limitations of Rule 144 of the Securities and Exchange Commission.

On August 3, 1995, Fuel Tech signed a Management and Services Agreement with CDT. According to the agreement, CDT is to reimburse Fuel Tech for management, services and administrative expenses incurred by Fuel Tech on behalf of CDT. Additionally, Fuel Tech charges CDT an additional 3% of such costs annually.

For the years ended December 31, 2002, 2001 and 2000, $69,000, $73,000 and $78,000, respectively, was charged to CDT as a management fee.

On November 11, 1998, a pre-existing $495,000 demand note, with interest at 8%, and a $500,000 bridge loan and interest thereon of $20,000 were converted into 2,029 shares of Series A Convertible Preferred stock in CDT. Each preferred share was convertible into 333.33 shares of CDT common stock. In April of 2000, Fuel Tech purchased 300 additional convertible preferred shares of CDT for $225,000, which had the same convertible provisions noted above. As a result of the continuing losses incurred by CDT, Fuel Tech recorded a loss of $225,000 in 2000 based on its pro-rata share of CDT's operating results for the year. The CDT common and preferred stock has no carrying value in Fuel Tech's balance sheet as of December 31, 2002 and 2001, and the 15.2% investment is being accounted for using the cost method.

In November 2000, Fuel Tech committed to lend CDT $250,000 as part of a $1.0 million loan facility between CDT, Fuel Tech and other entities. In December 2000, Fuel Tech loaned CDT $125,000 as its share of the first $500,000 draw down under the terms of the loan facility. This amount was included in the prepaid expenses and other current assets line item on the consolidated balance sheet as of December 31, 2000. In March 2001, Fuel Tech loaned CDT $125,000 as its share of the second $500,000 draw down under the terms of the loan facility. The principal balance on both loan installments, with accrued interest at 10% per annum, was payable on May 14, 2002. For its participation in the loan facility and for its $250,000 contribution, Fuel Tech received 25,000 warrants to purchase CDT common stock. The warrants have an exercise price of $2.00 and can be exercised on or before November 14, 2010. Because of the continuing losses incurred by CDT, the carrying value of the loans was reduced to $0 as of December 31, 2001 based on Fuel Tech's pro-rata share of the losses incurred. Consequently, a $250,000 loss was recorded during 2001. In the first quarter of 2002, CDT repaid the entire amount of the loans plus interest. The payment of the $250,000 principal value of the loan was recorded as income in the first quarter of 2002, along with approximately $24,000 in interest income. The value assigned to these warrants on the consolidated balance sheet at December 31, 2002 and 2001, is not significant.

Pursuant to an assignment agreement of certain technology to CDT, Fuel Tech is due royalties from CDT of 2.5% of CDT's annual revenue from sales of CDT's Platinum Fuel Catalyst, commencing in 1998. The royalty obligation expires in 2008. CDT may terminate the royalty obligation to Fuel Tech by payment of $12 million commencing in 1998 and declining annually to $1,090,910 in 2008. CDT as assignee and owner will maintain the technology at its own expense. To date, Fuel Tech has received approximately $9,000 in royalties. Fuel Tech intends to record royalties from CDT on a cash basis.

On April 30, 1998, Fuel Tech entered into an agreement with American Bailey Corporation (ABC) for it to provide certain management and consulting services to Fuel Tech. Principals of ABC currently own 24% of Fuel Tech's Common Shares and also own warrants to purchase an additional 2.7 million shares, which expire on April 30, 2008. No fees were to be payable under the agreement for the first 24 months. This agreement was amended in 1999 to extend its term to April 30, 2002, and provide for the payment of a management fee of $10,417 per month commencing September 1, 1999, through May 1, 2000, and $20,833 per month until the termination of the agreement. The agreement was further amended effective May 1, 2002 to increase the management fee to $29,167 per month until the termination of the agreement as of April 30, 2004. Ralph Bailey, Chairman and CEO of Fuel Tech, is Chairman of ABC.

In the second quarter of 2000 Fuel Tech announced that it would concentrate its European resources in its Italian company, Fuel Tech Srl, and shut down Fuel Tech GmbH, a wholly owned subsidiary in Germany. As part of the restructure, Fuel Tech GmbH recorded a charge in 2000 of $528,000 related to the closure of the entity. The charge included accruals of $343,000 primarily for severance obligations for four employees, lease termination costs and other costs related to the closure of the entity. This charge was recorded as a reduction to operating income in the consolidated statement of operations. As of June 30, 2002, all closing costs, which approximated the accrual balance, have been paid.

Also as part of the restructure, Fuel Tech GmbH's NOxOUT chemical business was sold to a new entity in Germany (Fuel Tech CS GmbH) in which Fuel Tech holds a 49% ownership interest that was acquired for $116,000. The selling price was dependent on the future results of the chemical business, but was not to be less than 1,250,000 Deutchmarks (approximately $600,000), paid out over three years. A gain on this transaction of $269,000 was recorded in other income and expense in the 2000 consolidated statement of operations.

9. DEFINED CONTRIBUTION PLAN

Fuel Tech has a retirement savings plan available for all U.S. employees who have met minimum length-of-service requirements. Fuel Tech's contributions are determined based upon amounts contributed by Fuel Tech's employees with additional contributions made at the discretion of Fuel Tech's Board of Directors. Costs related to this plan were $180,000, $150,000 and $289,000 in 2002, 2001 and 2000, respectively.

10. BUSINESS SEGMENT, GEOGRAPHIC AND QUARTERLY FINANCIAL DATA

BUSINESS SEGMENT FINANCIAL DATA

Fuel Tech's business is organized into two operating segments providing air pollution control chemicals and equipment and software. The software segment does not meet the materiality test for disclosure purposes.

Information concerning Fuel Tech's operations by geographic area is provided below. Operating earnings represent sales less cost of products sold and operating expenses. Foreign operating expenses include direct expenses incurred outside of the United States of foreign corporations controlled by Fuel Tech plus an allocation of domestic selling and general expenses directly related to the foreign operations. Assets are those directly associated with operations of the geographic area.

For the years ended December 31	2002	2001	2000
Revenues:			
United States	$ 28,724,000	$ 13,246,000	$ 17,550,000
Foreign	3,903,000	4,426,000	4,356,000
	$ 32,627,000	$ 17,672,000	$ 21,906,000
Operating (Loss) Earnings:			
United States	$ 2,654,000	$ (1,143,000)	$ 1,506,000
Foreign	54,000	(54,000)	(662,000)
	$ 2,708,000	$ (1,197,000)	$ 844,000

December 31	2002	2001	2000
Assets:			
United States	$ 24,393,000	$ 18,952,000	$ 19,640,000
Foreign	1,476,000	1,376,000	3,449,000
	$ 25,869,000	$ 20,328,000	$ 23,089,000

QUARTERLY FINANCIAL DATA

Set forth below is the unaudited quarterly financial data for the fiscal years ended December 31, 2002 and 2001.

For the quarter ended:	March 31	June 30	September 30	December 31
(in thousands, except share data)				
2002:				
Net sales	$ 5,221	$ 8,021	$ 8,033	$ 11,352
Cost of sales	2,583	4,130	4,462	7,057
Net income	312	1,029	379	1,337
Net income per common share:				
Basic	$.02	$.05	$.02	$.07
Diluted	$.01	$.05	$.02	$.06
2001:				
Net sales	$ 3,155	$ 4,741	$ 4,194	$ 5,582
Cost of sales	1,717	2,225	1,984	3,070
Net (loss) income	(1,042)	71	(256)	(406)
Net (loss) income per common share:				
Basic	$(.06)	$-	$(.01)	$(.02)
Diluted	$(.06)	$-	$(.01)	$(.02)

11. PARENT COMPANY FINANCIAL STATEMENTS

Balance Sheets (at December 31)	2002	2001
Assets:		
Receivable and other current assets	$ 72,000	$ 34,000
Investments in subsidiaries	16,915,000	13,319,000
Total assets	$16,987,000	$13,353,000
Liabilities and shareholders' equity		
Liabilities		
Accounts payable and accrued expenses	182,000	218,000
Shareholders' equity	16,805,000	13,135,000
Total liabilities and shareholders' equity	$16,987,000	$13,353,000

Statements of Operations (for the years ended December 31)	2002	2001	2000
Loss from operations	$ (710,000)	$ (952,000)	$ (750,000)
Interest and other income, net	222,000	129,000	-
Income (loss) from equity investment in subsidiary	3,545,000	(810,000)	335,000
Net income (loss)	$ 3,057,000	$ (1,633,000)	$ (415,000)

Statements of Cash Flow (for the years ended December 31)	2002	2001	2000
Operating activities:			
Net cash used in operating activities	$ (757,000)	$ (521,000)	$ (511,000)
Investing activities:			
Investment in and loans to CDT	250,000	(125,000)	(350,000)
Investment in Fuel Tech CS GmbH	-	-	(116,000)
Net cash provided by (used in) investing activities	250,000	(125,000)	(466,000)
Financing activities:			
Dividend from FTI	(28,000)	280,000	638,000
Exercise of stock options	535,000	406,000	339,000
Purchase of treasury stock/other	-	(40,000)	-
Purchase and retirement of nil coupon loan notes	-	-	-
Net cash provided by investing activities	507,000	646,000	977,000
Net decrease in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	$ -	$ -	$ -

Basis of Presentation:

In the parent company financial statements, Fuel Tech's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. Fuel Tech's share of net income of its unconsolidated subsidiaries is included in consolidated income using the equity method. The parent company financial statements should be read in conjunction with Fuel Tech's consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item will be set forth under the captions "Election of Directors," "Directors and Executive Officers of Fuel Tech," "Compensation Committee," "Audit Committee," and "Financial Experts" in Fuel Tech's Proxy Statement related to the 2003 Annual General Meeting of Shareholders (the 'Proxy Statement") and is incorporated by reference.

Fuel Tech has adopted a Code of Ethics and Business Conduct (the "Code") that applies to all employees, officers and directors, including the Chief Executive Officer, Chief Financial Officer and Controller. A copy of the Code is available free of charge to any person on written or telephone request to Fuel Tech's Investor Relations at the address or telephone number set out in Fuel Tech's Annual Report to Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item will be set forth under the caption "Executive Compensation" in the Proxy Statement and is incorporated by reference excluding, however, the information under the captions "Report of the Board of Directors on Executive Compensation" and "Performance Graph," which is not incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by this Item will be set forth under the caption "Principal Shareholders and Stock Ownership of Management" in the Proxy Statement and is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item will be set forth under the captions "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" in the Proxy Statement and is incorporated by reference.

PART IV

ITEM 14. CONTROLS AND PROCEDURES

Fuel Tech maintains disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in Fuel Tech's filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Fuel Tech's principal executive and financial officers have evaluated Fuel Tech's disclosure controls and procedures within 90 days of the filing of this Annual Report on Form 10-K and concluded that such disclosure controls and procedures are effective for the purpose for which they were designed.

Subsequent to the date of such evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND REPORTS ON FORM 8-K

(a) (1) Financial Statements

The financial statements identified below and required by Part II, Item 8 of this Form 10-K are set forth above.

Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Operations for Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedules have been omitted because of the absence of the conditions under which they are required or because the required information where material is shown in the financial statements or the notes thereto.

(3) Exhibits

† 1.0 Articles of Association of Fuel-Tech N.V. (in Dutch and English) as amended through April 27, 1998
* 2.1 Instrument Constituting US $19,200,000 Nil Coupon Non-Redeemable Convertible Unsecured Loan Notes of Fuel-Tech N.V., dated December 21, 1989
* 2.2 First Supplemental Instrument Constituting US $3,000,000 Nil Coupon Non-Redeemable Convertible Unsecured Loan Notes of Fuel-Tech N.V., dated July 10, 1990
** 2.3 Instrument Constituting US $6,000,000 Nil Coupon Non-Redeemable Convertible Unsecured Loan Notes of Fuel-Tech N.V., dated March 12, 1993
** 2.4 Form of Warrants issued April 30, 1998 evidencing right to purchase 3 million shares of Fuel-Tech N.V. common stock.
* 3.1 Form of Indemnity Agreement between Fuel-Tech N.V. and directors and officers
* 3.2 Fuel Tech, Inc. Form of 1992 Substitute Stock Option Agreement
* 3.3 Fuel-Tech N.V. Form of 1992 Substitute Stock Option Agreement
* 3.4 Fuel-Tech N.V. Form of 1993 Stock Option Agreement as amended through August 3, 1999
& 3.5 The 1993 Incentive Plan of Fuel-Tech N.V. as amended through August 3, 1999
* 3.6 License Implementation Agreement dated June 10, 1991 among NFT, Nalco Fuel Tech, B.V., and Foster Wheeler Energy Corporation
* 3.7 License Implementation Agreement dated April 23, 1991 among NFT, Nalco Fuel Tech, B.V., and R-C Environmental Services & Technologies, a division of Research Cottrell, Inc.
* 3.8 License Implementation Agreement dated December 20, 1990 between NFT and RJM Corporation
* 3.9 License Implementation Agreement dated May 22, 1991 among NFT, Nalco Fuel Tech, B.V., and Wheelabrator Air Pollution Control, Inc.
* 3.10 Agreement dated July 3, 1990 between NFT and Arcadian Corporation
* 3.11 License Agreement dated September 12, 1991 between NFT and BP Chemicals Inc.
* 3.12 Agreement dated November 5, 1990 between NFT and Cargill, Incorporated
* 3.13 Agreement dated August 30, 1990 between NFT and Nitrochem, Inc.
* 3.14 License Agreement dated December 27, 1990 between NFT and Union Oil Company of California dba Unocal
* 3.15 Agreement dated September 30, 1990 between NFT and W.H. Shurtleff Company
** 3.16 Securities Purchase Agreement dated as of March 23, 1998, between Fuel-Tech N.V., and the several Investors signatory thereto, including exhibits.

**	3.17	Purchase Agreement dated as of March 23, 1998, between Nalco FT, Inc., Nalco Chemical Company and Fuel Tech, Inc., including exhibits
#&	3.18	License Agreement dated November 18, 1998 between The Gas Technology Institute and Fuel Tech, Inc. relating to the FLGR Process
#&	3.19	Amendment No. 1, dated February 28, 2000, to License Agreement of November 18, 1998 between The Gas Technology Institute and Fuel Tech, Inc.
o	3.20	The Amended and Restated Business Loan Agreement dated as of August 31, 1999 between Bank of America, National Association and FTI; as amended through December 31, 2002
oo	19.2	Those portions of the Proxy Statement to be distributed to Shareholders of Fuel Tech for the 2003 Annual General Meeting of Shareholders of Fuel-Tech N.V. specifically incorporated by reference into this Annual Report on Form10-K.
o	23.1	Consent of Ernst & Young LLP

*	Filed with Registration Statement on Form 20-F, No. 000-21724 of August 26, 1993, as amended
**	Filed with Registrant's Report on Form 6-K for the month of March 1998
†	Filed with Registrant's Report on Form 20-F for the year 1997
o	Filed herewith
oo	To be filed with the Registrant's definitive proxy material for its 2003 Annual General Meeting
#	Confidential information removed and filed separately
&	Filed with Registrant's report on Form 10-K for the year 1999

(b) Reports on Form 8-K

No reports on Form 8-K were filed by Fuel Tech during the fourth quarter of 2002.

SIGNATURES AND CERTIFICATIONS

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The undersigned in their capacities as Chief Executive Officer and Chief Financial Officer of the Registrant do hereby certify that:

(i) this report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Registrant as of, and for, the periods presented in the report.

Date: March 14, 2003 By: /s/ Ralph E. Bailey
Ralph E. Bailey
Chairman, Managing Director
and Chief Executive Officer

Date: March 14, 2003 By: /s/ Scott M. Schecter
Scott M. Schecter
Chief Financial Officer,
Vice President and
Treasurer

I, Ralph E. Bailey, certify that:

1. I have reviewed this annual report on Form 10-K of Fuel-Tech N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules l3a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003 By: /s/ Ralph E. Bailey
Ralph E. Bailey
Chairman, Managing Director
and Chief Executive Officer

I, Scott M. Schecter, certify that:

1. I have reviewed this annual report on Form 10-K of Fuel-Tech N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003 By: /s/ Scott M. Schecter
Scott M. Schecter
Chief Financial Officer,
Vice President and
Treasurer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been duly signed below persons on behalf of Fuel-Tech N.V. and in the capacities and on the date indicated. following

/s/ Ralph E. Bailey Ralph E. Bailey	Chairman, Managing Director and Chief Executive Officer (Principal Executive Officer)
/s/ Scott M. Schecter Scott M. Schecter	Chief Financial Officer, Vice President and Treasurer (Principal Financial and Accounting Officer)
/s/ Douglas G. Bailey Douglas G. Bailey	Managing Director
/s/ Thomas J. Shaw Thomas J. Shaw	Managing Director
/s/ Miguel Espinosa Miguel Espinosa	Managing Director
/s/ Samer S. Khanachet Samer S. Khanachet	Managing Director
/s/ Charles W. Grinnell Charles W. Grinnell	Managing Director, Vice President, General Counsel and Corporate Secretary
/s/ John R. Selby John R. Selby	Managing Director
Tarma Trust Management N.V. By: /s/ Robert W. Huyzen Robert W. Huyzen Managing Director	Managing Director

Corporate Information

Directors and Officers

Ralph E. Bailey
Director, Chairman and Chief Executive Officer; Chairman, American Bailey Corporation

Steven C. Argabright
President and Chief Operating Officer, Fuel Tech, Inc.

Douglas G. Bailey
Director and Deputy Chairman; President and Chief Executive Officer, American Bailey Corporation

Miguel Espinosa
Director; President and Chief Executive Officer, The Riverview Group, LLC

Charles W. Grinnell
Director, Vice President, General Counsel and Corporate Secretary

Samer S. Khanachet
Director; President of United Gulf Management, Inc.

Scott M. Schecter
Vice President, Chief Financial Officer and Treasurer

John R. Selby
Director and Chairman of Compensation Committee

Thomas S. Shaw, Jr.
Director and Chairman of Audit Committee; President and Chief Operating Officer, Conectiv

Tarma Trust Management N.V., A Netherlands Antilles trust company

Corporate Information

Fuel-Tech N.V.
Castorweg 22-24
Curaçao, Netherlands Antilles
599-9-4613754
599-9-4616501 (Fax)
www.fueltechnv.com

Principal Subsidiaries and Affiliated Companies

Fuel Tech, Inc.
300 Atlantic Street
Stamford, Connecticut 06901
203-425-9830
203-425-9823 (Fax)
www.fueltechnv.com

512 Kingsland Drive
Batavia, Illinois 60510-2299
630-845-4500
630-845-4501 (Fax)

Fuel Tech SrL
Centro Direzionale
"Le Torri"
Via Marsala, 34/A
21013 Gallarate (Varese)
Italy
39.0331.701110
39.0331.701099 (Fax)

Annual General Shareholders' Meeting

May 28, 2003 at 10:00 A.M.
Castorweg 22-24
Curaçao, Netherlands Antilles

Independent Auditors

Ernst & Young LLP
Chicago, Illinois

Transfer Agent and Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park,
New Jersey 07660
800-370-1163
www.melloninvestor.com

Investor Relations

Shareholder inquiries should be directed to:
Tracy H. Krumme
Director, Investor Relations
203-425-9830
tkrumme@fueltechnv.com

Stock Information

The Company's shares are listed on The NASDAQ Stock Market, Inc. (Symbol: FTEK). High and low share prices are as follows:

	2002		2001		2000	
	Share Price		Share Price		Share Price	
	High	Low	High	Low	High	Low
First Quarter	$6.82	$4.50	$2.78	$1.25	$3.50	$1.84
Second Quarter	7.25	5.20	3.84	2.00	2.81	1.84
Third Quarter	6.64	3.95	3.70	2.01	2.62	1.87
Fourth Quarter	4.95	2.76	6.07	2.19	2.37	1.25

"We strive to be a valued supplier and business partner. It is our goal to always demonstrate a clear financial return and help develop value for our customers."

Debbie West: Product Manager, FUEL CHEM


FUEL TECH
Technology for a renewed environment™